UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒	Form C: Offering Statement
☐	Form C-U: Progress Update
☐	Form C/A: Amendment to Offering Statement
☐	Check box if Amendment is material and investors must reconfirm within five business days.
☐	Form C-AR: Annual Report
☐	Form C-AR/A: Amendment to Annual Report
☐	Form C-TR: Termination of Reporting

Name of Issuer:

Stenergy LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Nevada

Date of Organization:

April 3, 2013

Physical Address of Issuer:

Stenergy LLC
838 E High St, #276
Lexington, KY 40502

Website of Issuer:

www.stenergy-llc.com

Is there a co-issuer?   ☐ Yes   ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of two and a half (2.5%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation of 5% of the amount raised through its investor introductory efforts.

Type of Security Offered:

Class B Membership Interest

Target number of securities to be offered:

6,250

Price (or method for determining price):

$8.00

Target offering amount:

$50,000

Minimum Investment Amount:

$100

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis   ☐ First-come, first-served basis   ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$1,070,000

Maximum number of securities to be offered:

133,750

Deadline to reach the offering amount:

September 30, 2023

Disbursement from Escrow: Twenty One (21) days after the date of the offering, and thereafter as such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of executives: 2

Current number of employees: 0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$3,121,634	$260
Cash & Cash Equivalents	$1,634	$260
Accounts Receivable	$0	$0
Short-term Debt	$205,343	$45,581
Long-term Debt	$0	$0
Revenues/Sales	$41,752	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(97,620)	($31,228)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Stenergy LLC

By

_____
(Signature)

Samuel J. Butero
Managing Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By

_____
(Signature)

Samuel J. Butero
Managing Director

_____11/16/2022_____
(Date)

TABLE OF CONTENTS

November 17, 2022
Stenergy LLC

FORM C
Up to $1,070,000 of Class B Membership Interests
$8.00 per Unit



Stenergy LLC ("Stenergy", the "Company," "we," "us," or "our"), is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $1,070,000 (the "Maximum Offering Amount") of Class B Membership Interest (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by November 17, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class B Membership Interest Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Enterprise Bank & Trust and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Stenergy LLC**

ELIGIBILITY

2.   **Stenergy LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.stenergy-llc.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Samuel J. Butero	Managing Director	Managing Director. Manufacturing and Distribution	2013-Current
Leyla J. Butero	Managing Director	Managing Director. Manufacturing and Distribution	2016- Current

BIOGRAPHIES



Samuel J. Butero, Managing Director

Mr. Butero is a fourth-generation Italian farmer whose family grew cherries, peaches, and apricots in Cupertino, CA, for over 30 years. He graduated cum laude from the University of California at Davis in 1998 with a B.S. in Agricultural and Managerial Economics. While at UC Davis, he tutored graduate statistics and econometrics courses and helped develop Shazam Software for economic modeling with Dr. James Chalfant. Samuel began his professional career on Wall Street at Electronic Trading Group, trading both NYSE and NASDAQ equities and options, after which he worked for Titan Private Equity Group, a UCSF biotech incubator fund, as a Junior Analyst forming business plans for seed investments. In 2007, Samuel began working for a small US-based energy company, Osage Energy, as Chief Investment Officer, followed by International Capital Exchange, where he advised on developing trading strategies for a Japanese investment bank, Core-Pacific Yamaichi, and developed their trading desk in Hong Kong for equities, options, and ADRs. In 2012, Samuel co-founded Eden Capital and advised many public companies on capital-raising strategies, including a debt-financed $11 million acquisition in Texas in conjunction with Assurance Mezzanine. In 2016 he advised a large transportation and logistics company to further increase profitability and advised on potential capital strategies.

From 2017 through the present, he has been advising EastGate Biotech, a company developing an oral insulin treatment to prevent Type 2 diabetes, to increase market visibility and raise capital.

BIOGRAPHIES



Leyla J. Butero, Managing Director

Mrs. Butero immigrated to the United States at the age of 10 and has managed numerous finance, technology, and real estate departments and firms, including CRM development and implementation, mortgage financing, and commercial and residential property management. Leyla ran her family's insurance brokerage for eight years, expanding the company from personal auto policies to include commercial lines, homeowners, and health insurance. Following the insurance business, Leyla transitioned into the mortgage business and eventually became a licensed real estate agent. In 2006, Leyla ventured into the telecom industry, working for an Exclusive Business Solution Partner for Sprint Wireless, first as a part-time receptionist and eventually promoted to Corporate Account Executive. During her almost five years tenure with True Wireless, she managed the corporate wireless accounts for companies such as Chiquita Brand Foods, Hussmann Ingersoll Rand, American Home Shields, just to name a few. Leyla currently manages all operations for Stenergy, working diligently to utilize her years of marketing and sales expertise to grow STENERGY both as a company and as a trusted brand in Health & Wellness.

BUSINESS AND ANTICIPATED BUSINESS PLAN

This business plan is intended to secure funding for the operations of the company. This will afford us the opportunity of getting an allocation of adequate capital for the operations of the company. The funds so acquired will also assist the company in the provision of adequate health care services, building of the company website, marketing, and promotions and other required logistics.

This business plan relates to the business activities of STENERGY. The purpose of this plan is to lay out a clear and decisive path of action to achieve sustainable and successful business collaboration with investors and simultaneously create and maintain frequent returns on the adopted business model. However, this document is confidential and has been made available to STENERGY; strictly on the understanding that its contents will not be disclosed or discussed with third parties except for STENERGY's own professional advisors.

Generally, investment in the business is synonymous with risk and returns. Therefore, this plan is strictly for information purposes only and does not constitute a prospect or invitation to subscribe for shares. This business plan also highlights our operational plan, our vision and mission statements, the business objectives, our services, market analysis as well as the financial projections among other contents of the business plan.

Executive Summary

They say, "A million ways to die-hard," but we say, "A million ways to help everyone live fine." Good health is prized and cannot really be bought. It can be extremely valuable more than a savings account. Health is considered a priority in life, and how it is handled in each stage of life matters more. It is conspicuously certain that STENERGY exists to mitigate and subdue this delinquency.

STENERGY is the company that offers a product named GluCora.

GluCoraTM has been approved by Health Canada, and its Natural Product Number is 80057426. We long to be the health industry distributors that "Provide support for healthy glucose metabolism and antioxidants for the maintenance of good health."

A key bioactive constituent of GluCoraTM, is Banaba leaf extract, containing 18% Corosolic Acid and incorporated into a self-nano-emulsifying delivery system. Banaba leaf extract has been shown to:

- Significantly lower fasting blood glucose levels.
- Significantly lower blood glucose levels following a carbohydrate rich meal.
- Improve clinical symptoms of diabetes.

Corosolic Acid in our proprietary delivery system has much higher bioavailability. GluCora has been approved by HealthCanada to provide support for healthy glucose metabolism and to provide antioxidants for the maintenance of good health. GluCora's Natural Product Number issued by HealthCanada is 80057426.

- Low water solubility of Corosolic Acid leads to low bioavailability after oral administration in traditional dosage forms.

- Incorporation into the patented, self-nano-emulsifying system, licensed from EastGate Biotech significantly improves its oral absorption and is what makes GluCoraTM so effective.

People will take two GluCoraTM soft gels before each meal, and GluCoraTM will help the body not to absorb the glucose in their food and store it as fat. This will be of great benefit to many people who are discouraged from eating foods that have a lot of carbohydrates; they can now eat carbohydrate-rich foods like bread and pasta, which will be used for energy or expelled. The side effects for health-conscious people will be weight loss and increased energy. We aim to provide everyone with an affordable, natural product that will manage their glucose levels and ultimately help them to maintain an active and healthy lifestyle, regardless of what they eat.

STENERGY is driven by our mission of improving the health of the people and communities we serve. We are committed to providing energy and health just as our name implies, as well as ensuring access to high-quality care and the latest technologies. We will also ensure that we comply with the laws and health regulations, wherever GluCoraTM is sold, in the line of carrying out our duty. Our employees are well trained and qualified to handle a wide range of several services. STENERGY is currently accepting pre-orders for GluCoraTM - Glucose Control Supplements.

STENERGY believes in building lifelong relationships and strategizing solutions for growth. With long-lasting, distinctive, and substantial solutions, we sustain to improve network and communication performance. We believe in performing the best and deliver maximum leverage to our clients, building a brighter future – together.

To ensure that our brand acquires and keeps customers in the critical market segments quickly and effectively, STENERGY plans to utilize a strong strategic marketing plan and various brand- building tactics to ensure its brand exposure. We have backed everything with intensive research and an almost obsessive drive to improve and innovate our services.

Paramount marketing strategies proven to boost business publicity and awareness will be carried out to ensure the necessary awareness and advertisement are achieved for our company both nationally and internationally. Digital methods, as well as conventional strategies, will be implemented in reaching our target audience. Social media platforms will be fully utilized; search engine optimization will also be leveraged.

A key factor of business we shall not handle with levity is client satisfaction. We will always ensure the highest quality of services to meet or surpass our client's expectations.

Vision and Mission Statement

Vision

Our vision is that people embrace a natural product that is widely known to help metabolize glucose, with the effects amplified by patented technology, and then use GluCoraTM every day and carry it with them like they would carry gum.

Mission

To provide everyone with an affordable, natural product that will manage their glucose levels and ultimately help them maintain an active lifestyle regardless of what they eat.

Corporate Objectives

The following are the aims and objectives of STENERGY:

We believe that EastGate's technology may also be applicable to the delivery of other active pharmaceutical ingredients. We may also develop other novel formulations of pharmaceutical and natural products. The company has identified several biologically active existing molecules that address the unmet needs of patients, especially those with ever-growing chronic conditions. To run a profitable and sustainable business by increasing revenue while limiting expenses. To establish a monthly income growth rate of about 25%. To provide healthcare services regardless of the patient's financial condition.

SWOT Analysis

The SWOT analysis includes the Strengths and Weakness possessed by STENERGY and the Opportunities and Threats we face as challenges, as we go into day-to-day activities and business operations.

Strength

- Highly experienced, credible and determined owners.

- United and reputable management team.

- Competitive and affordable pricing system for easy and quick market penetration.

- Our unshakable plan to create a business model that will attract prospective clients.

Weakness

- Building a cycle of clients may take time.

- New Health & Wellness business in an area dominated by big Pharma.

- Recently approved pharmaceutical type 2 diabetes medications:

    o Trulicity – is a prescription medicine for adults with type 2 diabetes used along with diet and exercise to improve blood sugar. (Once a week injection)

    o Jardiance – is a prescription medicine used along with diet and exercise to lower blood sugar in adults with type 2 diabetes. (Once a day pill)

    o Rybelsus – is a prescription medicine indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes

    o Metformin – is a prescription medication that is always 1st on the list of doctors for prescribing for adults with type 2 diabetes

Opportunities

- Opportunity to operate our business that stands for uniqueness and exceptionality.

- Opportunity to offer natural health solutions.

- Opportunity to grow into an internationally known and trusted brand.

- Opportunity to run a profitable and successful business.

- Opportunity to secure a strong position in the industry.

Threats

- The possibility of business imitation.

- The need to grow rapidly over the next 3-5 years.

- One of the major threats that confronts businesses all over the world is economic downturn; when the economy is bad it affects consumers spending which in turn affects business negatively

Steps to Success

We have ordered the master formulation and first 5,000 bottles from our manufacturer in Toronto, Canada. We have earmarked 1,000 bottles to send to influencers that we have identified as celebrities with weight struggles and diet issues or challenges with craving sweets. This includes mainly reality TV stars who we follow on Instagram. We also intend to utilize SEO marketing tools on Google and Facebook to generate a buzz in the industry. We also intend to take advantage of the Amazon Marketplace, when we are ready, to meet scaling and fulfillment demand. This way, as we scale, we have a product that fits small boxes, is lightweight, and we can utilize Amazon's massive distribution network to greatly minimize costs for delivery. As we continue to grow, we intend to produce a YouTube channel that highlights people's successes with the product, and maybe even people that struggle still with weight management. This will help form a real community that shares their weight management challenges and successes, essentially advertising our product via word of mouth, if you will. It is important to state; this is not a weight loss product but a health management supplement. Tangible results, ease of use, discretion, and the fact that GluCoraTM is all-natural and approved by Health Canada, we see massive momentum building very quickly. Finally, the price point is incredibly attractive; therefore, early adoption should be economical for most people. We envision a discounted subscription model ultimately taking effect, making it even more feasible for more people.

RISK FACTORS

An investment in our Class B Membership Inters involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interests offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interests and the market price of our Membership Interests, which could cause you to lose all or some of your investment in our Membership Interests. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic

processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully

and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interests may not develop.
There is currently no public trading market for any Membership Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interests at any price. Accordingly, you may have no liquidity for your Membership Interests. Even if a public or private market does develop, the market price of the Membership Interests could decline below the amount you paid for your Membership Interests.

There may be state law restrictions on an Investor's ability to sell the Membership Interests.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it

relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, two individuals beneficially own 100% of outstanding Class A Membership Interests of the Company. These individual security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These individual security holders may have Membership Interests that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these individual security holders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $8.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $5,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $1,070,000 through the sale of up to 133,750 Class B Membership Interests, based on a valuation of $5,000,000. This funding will be used for:

- Operating a centralized location for distribution and fulfillment
- Operating functional farms for the production of raw materials
- Building inventory
- Ramping up marketing efforts on multiple social media platforms
- Promotions and other required logistics
- Purchase complimentary product portfolio

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Interest	Number of Class Interests Held Prior to Offering	Percentage (%) of Class Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Samuel and Leyla Butero	A	60,000	100%	100%
Other Investors	B	726,000	100%	0%

Classes of Securities of the Company

As of the date of this Offering, 60,000 Class A Membership Interests, and 726,000 Class B Membership Interests were issued and outstanding in the Company. Prior to the Offering, one hundred percent (100%) of Class A Interests are issued to Samuel and Leyla Butero, Founders and Chief Executive Officers of the Company.

The Company is offering 133,750 Class B Membership Interests at $8.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 859,750 Class B Membership Interests issued in the Company with the Interests sold through this Offering equaling 15.6% ownership of issued Class B Interests in the Company post closing. The Interests sold are Class B Units that do not have standard voting rights within the Company.

Class A Membership Interests:
Class A Membership Interest holders have voting rights. Class A Membership Interests are not being offered through this Offering.

Class B Membership Interests:
Class B Membership Interest holders do not have voting rights. Class B Membership Interest holders are entitled to pro-rata shares of dividends. Class B Membership Interests are being offered through this Offering.

As of the date hereof, the Company has not adopted an Employee Stock Option Plan

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Valuation

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our shares (including both common shares and preferred shares) that take into account, as applicable, factors such as the following:
- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Additional issuances of securities

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The Form C filing will require a discussion by management on the financial condition of the company.

Below is the guidance from the SEC on the topics to be covered by the Company for this section: "We expect that the discussion required by the final rule and instructions will inform investors about the financial condition and results of operations of the issuer by providing management's perspective on the issuer's operations and financial results, including information about the issuer's liquidity and capital resources and any known trends or uncertainties that could materially affect the company's results. Because issuers seeking to engage in crowdfunding transactions will likely be smaller, less complex and at an earlier stage of development than issuers conducting registered offerings or Exchange Act reporting companies, we expect that the discussion generally will not need to be as lengthy or detailed as the management's discussion and analysis of financial condition and results of operations of those issuers. Accordingly, we are not prescribing a specific content or format for this information, but instead set forth general principles for making this disclosure. The discussion should address, to the extent material, the issuer's historical results of operations in addition to its liquidity and capital resources. If an issuer does not have a prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. If an issuer has a prior operating history, the discussion should focus on whether historical earnings and cash flows are representative of what investors should expect in the future. An issuer's discussion of its financial condition should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect their liquidity, whether these funds and any other additional funds are necessary to the viability of the business and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by principal shareholders. To the extent these items of disclosure overlap with the issuer's discussion of its business or business plan, issuers are not required to make duplicate disclosures. While we are not mandating a specific presentation, we expect issuers to present the required disclosures, including any other information that is material to an investor, in a clear and understandable manner.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

    (1) to the Issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities
The Company will complete the transaction and deliver the Class __ Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

Creditor	Amount Outstanding	Interest Rate	Amount Sold	Maturity Date
John Suprock	$155,766	10%	$160,000	12/31/2022
Bitty Advance	$9,445	18%	$10,500	2/28/2023
Expansion Capital	$12,543	18%	$14,500	1/31/2023
Lending Point	$27,589	10%	$28,485	5/29/2027

Total Outstanding: $205,343   Total Sold: $213,485

Does the Company have operating history: ☒ Yes   ☐ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Overview

Stenergy is a global health and wellness company focused on bringing natural products to market and distributing them to people around the world. Stenergy is driven by our mission of improving the health of the people and communities we serve. We are committed to providing energy and health just as our name implies, as well as ensuring access to high-quality care and the latest technologies. Stenergy believes in building lifelong relationships and strategizing solutions for growth. With long-lasting, distinctive, and substantial solutions, we sustain to improve network and communication performance. We believe in performing the best and deliver maximum leverage to our clients, building a brighter future – together. To ensure that our brand acquires and keeps customers in the critical market segments quickly and effectively, Stenergy plans to utilize a strong strategic marketing plan and various brand building tactics to ensure its brand exposure. We have backed everything with intensive research and an almost obsessive drive to improve and innovate our services.

Milestones

Stenergy was formed in the State of Nevada in April, 2013.
Since then, we have:

Secured an exclusive licensing agreement with Eastgate Pharmaceutical for the manufacturing and distribution of GluCora, a glucose management product that has been approved by HealthCanada. Manufactured our first 5,000 bottles of GluCora that are currently being sold on our e-commerce website: www.stenergy-llc.com

Secured a partnership with Nanoganic Precious Foods in Thailand to grow and produce banaba leaf powder from which the main active ingredient of GluCora, Corosolic Acid, is derived.
Identified other potential partnerships for complimentary products.

Historical Results of Operations

- Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2021, compared to 0% in 2020.
- Assets. As of December 31, 2021, the Company had total assets of $58,747, including $1,633 in cash. As of December 31, 2020, the Company had $9,120 in total assets, including $260 in cash.
- Net Loss. The Company has had net losses of $23,047 and net losses of $33,917 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- Liabilities. The Company's liabilities totaled $152,296 for the fiscal year ended December 31, 2021 and $45,581 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $877,500 in the sale of Class B Membership Interest. After the conclusion of this Offering, should we hit our maximum funding target, our projected runway is 3 months before we operate with free cash flow to support operations and be profitable. We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future, nor do we currently see the need for them.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Stenergy's cash on hand is $76,122 as of August 2022. Over the last three months revenue was $0. However, we just received our first shipment of GluCora and foresee sales of 1,000 bottles per month on average for the next three months. That would equate to approximately $35,000 per month in profits. We do not need to hire any additional staff until sales reach at least 5,000 bottles per month, and would then be able to maintain similar profit margins.

We anticipate paying off debt, increasing our inventory, and then ramping up our marketing efforts to significantly increase our cash flow. We anticipate securing modest office space that is multifunctional and allows us to conduct basic business operations as well as be a content creation space for testimonials and interviews. We have identified some potential partnership opportunities that may allow us to significantly increase our product portfolio and merge into a publicly traded entity. This would allow us to fully register the membership interest as common shares and allow our members liquidity.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	2.5%	$1,250	2.5%	$26,750
Marketing	13.5%	$6,750	24.3%	$260,500
Inventory	13.5%	$6,750	24.5%	$262,250
Office/Fulfillment Space	14.5%	$7,250	13.1%	$140,000
Debt Paydown	32.5%	$16,250	26%	$278,600
Reserve	23.5%	$11,750	9.8%	$105,400
Total	100%	$50,000	100%	$1,070,000

Andes Capital Group shall take a two and a half percent (2.5%) commission of the funds raised in the Offering. Stenergy will further compensate Andes Capital Group by paying a five (5%) fee for funds raised through Andes Capital Group's direct introductions and/or introductory efforts.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the

offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

STENERGY LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Stenergy LLC

We have reviewed the accompanying financial statements of **Stenergy LLC** (the "Company"), which comprise the balance sheet as of December 31, 2021, and 2020 and the related statements of operations, members' deficit and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, at December 31, 2021, the Company had an accumulated deficit of approximately $462,000 and net cash used in operating activities for the year ended December 31, 2021 totaled approximately $98,000. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Assurance Dimensions

Tampa, Florida
November 9, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

STENERGY LLC
BALANCE SHEETS
DECEMBER 31, 2021, AND 2020

	December 31,			
	2021		**2020**	
ASSETS				
CURRENT ASSETS				
Cash	$	1,634	$	260
Other current assets		25,000		-
TOTAL CURRENT ASSETS		26,634		260
Intangible asset- capitalized licensing fees		3,095,000		-
TOTAL ASSETS	$	3,121,634	$	260
LIABILITIES AND MEMBERS' DEFICIT				
CURRENT LIABILITIES				
Accrued interest	$	25,260	$	13,653
Stock payable		25,000		25,000
Licensing fees payable-current		81,500		-
Promissory notes, net-current		205,343		90,000
TOTAL CURRENT LIABILITIES		337,103		128,653
Licensing fees payable non-current		2,918,500		-
Promissory note non-current		-		20,789
TOTAL LIABILITIES		3,255,603		149,442
MEMBERS' DEFICIT				
Net contributed capital				
Units A, 60,000 units issued and outstanding as of December 31, 2021, and 2020.		-		-
Units B, 427,000 and 302,000 units issued and outstanding as of December 31, 2021, and 2020, respectively		328,077		210,000
Retained deficit		(462,046)		(359,182)
TOTAL MEMBERS' DEFICIT		(133,969)		(149,182)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	3,121,634	$	260

The accompanying notes are an integral part of these financial statements.

STENERGY LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

	December 31,	
	2021	**2020**
Operating income		
Revenue	$ -	$ -
Gross profit	-	-
Operating expenses		
General and administrative expenses	60,781	20,685
Legal and professional expenses	10,823	5,512
Research and development expenses	38,374	4,651
Taxes and licensing expenses	2,400	380
Operating Loss	(112,378)	(31,228)
Other income (expense)		
Other income	41,752	-
Interest expense	(32,238)	(17,388)
Loss on sale of assets	-	(12,500)
Other income (loss)	9,514	(29,888)
Net loss	$ (102,864)	$ (61,116)

The accompanying notes are an integral part of these financial statements.

STENERGY LLC
STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

	Contributed Capital		Retained Deficit	Total Members' Deficit
	Unit A	Unit B		
Balance at December 31, 2019	$ -	210,000	$ (298,066)	$ (88,066)
Net loss	-	-	(61,116)	(61,116)
Balance at December 31, 2020	$ -	210,000	$ (359,182)	$ (149,182)
Units B issued in connection with promissory note	-	23,077	-	23,077
Units B issued in connection with distribution agreement	-	95,000	-	95,000
Net loss	-	-	(102,864)	(102,864)
Balance at December 31, 2021	$ -	328,077	$ (462,046)	$ (133,969)

The accompanying notes are an integral part of these financial statements.

STENERGY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

	December 31,			
	2021		**2020**	
Cash flow from operating activities				
Net loss	$	(102,864)	$	(61,116)
Adjustments to reconcile net loss to net cash used in operating activities				
Amortization of debt discount		18,637		5,789
Loss on sale of fixed assets		-		12,500
Changes in operating assets and liabilities				
Other current assets		(25,000)		-
Accrued interest		11,607		11,599
Net cash flow used in operating activities		(97,620)		(31,228)
Cash flow from investing activities				
Sale of fixed assets		-		12,500
Net cash flow provided by investing activities		-		12,500
Cash flow from financing activities				
Capital contributions		4,414		4,931
Capital distributions		(4,414)		(4,931)
Proceeds from promissory notes		100,000		-
Repayment of promissory notes		(1,006)		-
Net cash flow provided by financing activities		98,994		-
Cash at beginning of period		260		18,988
Net increase in cash		1,374		(18,728)
Cash at end of period	$	1,634	$	260
Supplemental disclosure of cash flow information				
Cash paid for interest	$	1,933	$	-
Non-cash investing and financing transactions				
Debt discount from unit issuance in connection with promissory notes	$	23,077	$	-
B Units issued pursuant to licensing agreement	$	95,000	$	-
Issuance of Units B for asset contribution	$	-	$	25,000

The accompanying notes are an integral part of these financial statements.

STENERGY LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Stenergy LLC (the "Company") was formed in the State of Nevada on April 2, 2013, under the name Mayhem Energy LLC. On November 1, 2013, the Company changed its name to Stenergy LLC, its current name. The Company is a global health and wellness company with its core mission on bringing natural products to market with distribution to people around the world.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company does not have any cash equivalents as of December 31, 2021, and 2020.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels:

- Level 1 uses quoted market prices in active markets for identical assets or liabilities.
- Level 2: uses observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: uses unobservable inputs that are not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, other current assets, approximate their fair value because of the short maturity of those instruments. The Company's promissory notes approximates the fair value of such liabilities based upon management's best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2021, and 2020.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Any unshipped orders are recorded as deferred revenues. The Company has not recognized any revenue for the years ended December 31, 2021, and 2020.

Adoption of Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Debt discount

In connection with the issuance of a promissory notes, the Company issued units. The proceeds from the sale of a debt instrument with equity instrument shall be allocated to the two elements based on the relative fair values of the debt instrument without the units and of the units themselves at time of issuance. The proceeds allocated to the units will be recorded as a debt discount. Such discount is presented as a reduction of the related debt in the accompanying balance sheet as related to the issuance of debt. Debt discount is amortized over the term of the related debt financing on a straight line, which approximates the effective interest method.

Capitalized licensing fees

The Company records its intangible assets at cost in accordance with ASC 350, Intangibles – Goodwill and Other. The Company reviews the intangible assets for impairment on an annual basis or if events or changes in circumstances indicate it is more likely than not that they are impaired. These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale, or disposition of a significant portion of the business, or other factors. If the review indicates the impairment, an impairment loss would be recorded for the difference of the value recorded and the new value. For the years ended December 31, 2021, and 2020, there was no impairment losses recognized for intangible assets. The Company amortizes the capitalized licensing fees over the three-year term of the underlying licensing agreement.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2021, and 2020. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2021. 2020 and 2019 tax years are open for examination for federal and state taxing authorities.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021, and 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

On March 3, 2021, the Company executed a distribution agreement with Eastgate Pharmaceuticals Inc. for exclusive distribution of GluCora in the United States, Canada, Central and South America. The term of this agreement is for three years and will automatically renew for one successive renewal period of two years. The Company must pay a licensing fee of $3 million in a combination of cash and sales participation. A total of $300,000 must be paid in tranches over the twelve-month period from the agreement date. The balance of the licensing fee must be paid over a twelve-month period through a 50/50 gross profit sharing between Eastgate and the Company. In the event that Eastgate does not receive the full licensing fee within the twelve-month period, the balance will be paid through a 20/80 profit sharing arrangement. Due to delays in the manufacturing, the distribution agreement was amended subsequent to year end (Refer to note 8).

On October 24, 2018, the Company filed a lawsuit against Yangtze River Port and logistics Limited ("Yangtze") in the New York State Supreme Court, New York County. The two-count complaint alleges that Yangtze breached a contract with the Company and seeks damages arising from the breach, and further seeks recovery under a quantum meruit theory to obtain the reasonable value of its services performed. On April 23, 2021, the case has been settled. The Company received $41,751, which was reported as other income in the statement of operations during the year ended December 31, 2021.

NOTE 3– GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $102,864 and $61,116 for the years ended December 31, 2021, and 2020, respectively. The Company's ability to raise additional capital through member contributions and/or debt financing is uncertain. The securement of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue as a going concern. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE 4 – INTANGIBLE, NET

Intangible consisted of the following at December 31, 2021, and 2020:

	December 31, 2021	December 31, 2020
Eastgate Pharmaceuticals, inc. Capitalized Licensing fees	$ 3,095,000	$ -
Gross Amount Capitalized Licensing fees	3,095,000	-
Less accumulated amortization	-	-
	$ 3,095,000	$ -

The Company did not record any amortization during the years ended December 31, 2021, and 2020.

On March 3, 2021, we entered into an exclusive distribution and licensing agreement with Eastgate Pharmaceuticals, Inc., for the exclusive distribution of GluCora in the United States, Canada, Central and South America. The term of this agreement is for three years and will automatically renew for one successive renewal period of two years.

The Company must pay a licensing fee of $3 million in a combination of cash and sales participation. A total of $300,000 must be paid in tranches over the twelve-month period from the agreement date. The balance of the licensing fee must be paid over a twelve-month period through a 50/50 gross profit sharing between Eastgate and the Company. In the event that Eastgate does not receive the full licensing fee within the twelve-month period, the balance will be paid through a 20/80 profit sharing arrangement. Due to delays in the manufacturing, the distribution agreement was amended on September 14, 2022, effectively deferring the payment until the fourth fiscal quarter of 2022. The Company anticipates that $81,500 of the licensing fees will be paid prior to December 31, 2022, and the balance of $2,918,500 will be paid during the year ended December 31, 2023.

Pursuant to the licensing agreement, the Company issued 95,000 Class B non-voting units with a fair value of $95,000.

NOTE 5 – OTHER ASSETS

The Company initially received 146,000,000 shares of common stock of Eastgate Biotech Corporation ("Eastgate") resulting from services provided by the Company and Samuel Butero, a 50% Class A unit holder. Subsequently, the Company intended to grant portion of its investment in Eastgate to early investors as an incentive to continue investing in the Company. The Company intended to convert the principal amount of $65,000 plus accrued interest from John Suprock in interest in Eastgate, but such transaction never occurred. The Company fully impaired the carrying value of the shares as of December 31, 2021, and 2020.

NOTE 6 – PROMISSORY NOTES, NET

Promissory notes, net consisted of the following at December 31, 2021, and 2020:

	December 31, 2021	December 31, 2020
Eden Capital LLC, 7% loan, due November 2022	$ 30,000	$ 30,000
Suprock, 15% convertible note, due in December 2019	90,000	90,000
Suprock, 8% promissory note, due March 2022	98,995	-
Total Promissory Notes	$ 218,995	$ 120,000
Less discount	(13,652)	(9,211)
Total Promissory Notes	205,343	110,789
Less current portion	(205,343)	90,000
Total Promissory Notes - long term	$ -	$ 20,789

Eden Capital, LLC

On November 3, 2019, the Company entered into a loan agreement with Eden Capital, LLC. in the amount of $30,000. The note bears interest at a rate of 7% per annum and has a maturity date of November 3, 2022. In the event of default, in accordance with the terms of the note, the default interest rate on the unpaid principal will increase to 14% per annum. The Company incurred $2,107 and $2,099 of interest expense during the years ended December 31, 2021, and 2020, respectively. As of December 31, 2021, and 2020, accrued interest was $4,540 and $2,433, respectively. The loan is personally guaranteed by one of the founders and holder of 50% of the Class A units. As inducement to the securement of the note, the Company granted the investor. Concurrently with the issuance of the note, the Company issued 82,000 Units B with a fair value of $30,000. The proceeds were allocated between the two instruments based on the relative fair value in accordance with ASC 470-20-25-2, which resulted in the recognition of an original debt discount of $15,000, which was presented against the liability. The Company amortized the debt discount to interest expense in the amount of $4,995 and $5,789 during the year ended December 31, 2021, and 2020, respectively. The balance of the unamortized debt discount was $4,216 and $9,211 as of December 31, 2021, and 2020, respectively.

John L. Suprock

In September 2019, the Company executed a convertible promissory note with John L. Suprock for an aggregate amount of $40,000 (the "September 2019 note"). The note carries a 15% coupon and is due on October 31, 2019. The convertible note is convertible into shares of Eastgate Biotech Corporation at a conversion price of $0.004. The balance of the note is $40,000, as of December 31, 2021, and 2020.

In December 2019, the Company executed a convertible promissory note with John L. Suprock for an aggregate amount of $50,000 (the "December 2019 note"). The note carries a 15% coupon and is due on December 31, 2019. The convertible note is convertible into shares of Eastgate Biotech Corporation at a conversion price of $0.0025. The balance of the note is $50,000, as of December 31, 2021, and 2020.

As of December 31, 2021, and 2020, accrued interest on the September and December 2019 notes was $20,970 and $11,470, respectively.

On September 15, 2021, the Company entered into a balloon payment promissory note with John L. Suprock in the amount of $100,000 (the "September 2021 note"). The note bears interest at a rate of 8% per annum and matured on March 15, 2022. The note carries a default coupon of 10% per annum if the principal remains unpaid after the maturity date. Upon execution of the note, the Company issued 30,000 Class B Units to Suprock with a fair value of $30,000. The unpaid principal and accrued interest shall be payable in monthly installment of $1,000 starting on October 1, 2021, until March 15, 2022, at which time the remaining principal and interest will be payable in full. The promissory note is personally guaranteed by the two founders and holders of 100% of the Class A units.

The Company repaid an aggregate principal amount of $1,006 during the year ended December 31, 2021, leaving a remaining principal balance of $98,994 as of December 31, 2021.

In connection with the issuance of the promissory note, the Company issued 30,000 Class B Units to Suprock with a fair value of $30,000. The proceeds were allocated between the two instruments based on the relative fair value in accordance with ASC 470-20-25-2, which resulted in the recognition of an original debt discount of $23,077. The Company amortized the debt discount over the term of the promissory note on a straight-line basis, which generated $13,642 of interest expense for the year ended December 31, 2021.

The Company incurred and paid $1,993 of interest expense during the year ended December 31, 2021. As of December 31, 2021, and 2020, the balance of accrued interest was $20,970 and $11,470, respectively. On March 15, 2022, the September 2021 note went into default for non-payment, and the interest rate was increased to 10% per annum (See note 8 for subsequent event).

NOTE 7 – MEMBERS' UNITS

The Company's Units activity for the years ended December 31, 2021, and December 31, 2020, is as follows:

	Class A Units	Class B Units
Balance at December 31, 2019	60,000	302,000
Units issued	-	-
Balance at December 31, 2020	60,000	302,000
Units issued	-	125,000
Balance at December 31, 2021	60,000	427,000

During the year ended December 31, 2021, the Company issued 30,000 B Units as inducement shares in conjunction with the execution of the Suprock promissory note (See note 6) totaling $30,000.

During the year ended December 31, 2021, the Company issued 95,000 B Units in connection with Eastgate Pharmaceutical, Inc., distribution agreement executed on March 3, 2021. The fair value of the shares was recorded as intangible asset as of December 31, 2021 (See note 4).

During the year ended December 31, 2019, the Company received $25,000 in cash contributions for unit B that have not yet been issued. These contributions are recorded as stock payable in the balance sheets as of December 31, 2021, and 2020.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to December 31, 2021, the Company issued 299,000 Class B Units to outside investors for total cash consideration of $300,000.

Subsequent to December 31, 2021, the Company issued 25,000 Units B to two investors for cash received during 2019.

Distribution Agreement

On September 14, 2022, the Company, as distributor, entered into an amended licensing and Distribution Agreement (the "Agreement") with Eastgate Pharmaceuticals, Inc. ("Eastgate") and Butero Farms, as supplier for Eastgate's nutraceutical product Glucora. The licensing agreement includes a licensing fee of $3 million USD which will include a combination payment in cash and sales-driven funds. The Company and Butero Farms intends to include social media marketing and other e-commerce platforms to launch and initiate marketing and sales of Glucora.

EXHIBIT B: SUBSCRIPTION DOCUMENT

Stenergy LLC

SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH A FORM C OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1.   Subscription.

       a.   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B non-voting membership interests (the "Interests" or "Securities"), of Stenergy LLC, a Nevada limited liability company (the "Company"), for the principal amount of $[AMOUNT], upon the terms and conditions set forth herein. The rights and preferences of the Securities are as set forth in the Company's Operating Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

       b.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

       c.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

       d.   The aggregate principal amount of Securities sold shall not exceed $1,070,000.00 (the "Maximum Offering"). The Company may accept subscriptions until September 30, 2023 (the "Termination Date"). Providing that subscriptions for $100,000.00 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

       e.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

       a.   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

       b.   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Andes Capital Group's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of

Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

        a.   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Operating Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

        b.   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

        c.   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary limited liability company actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non- assessable.

        d.   Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary limited liability company action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

        e.   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

        f.   <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at www.fundopolis.com. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

        g.   <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

        a.   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except: (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

        b.   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

        c.   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

        d.   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

        i.   To the Company;

        ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        iii. As part of an offering registered under the Securities Act with the SEC; or

        iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

        e.   Investment Limits. Subscriber represents that either:

        i.   Either of Subscriber's net worth or annual income is less than $107,000.00, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200.00; or

        ii.   Both of Subscriber's net worth and annual income are more than $107,000.00, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.00.

        f.   Subscriber Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a member interest owner(or potential membership interest owner) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

        g.   Company Information. Subscriber has read the Offering Materials. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

        h.   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

i.   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Company's managers. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Company's managers.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NEVADA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND SUBSCRIBER AND IN CONNECTION WITH ITS AND SUBSCRIBER'S RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

STENERGY LLC

Subscription Agreement Signature Page

The undersigned, desiring to purchase Class B non-voting membership interests of Stenergy LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[AMOUNT].

b. The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

This Subscription is accepted on _____, 2022   STENERGY LLC

By:_____
Name: Samuel J. Butero
Title: Managing Director

EXHIBIT C: ARTICLES OF ORGANIZATION





092601

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Amendment to Articles of Organization
(PURSUANT TO NRS 86.216)

Filed in the office of	Document Number 20130719380-14
Ross Miller Secretary of State State of Nevada	Filing Date and Time 11/01/2013 8:22 AM
	Entity Number E0163872013-8

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Organization
For a Nevada Limited-Liability Company
Before Issuance of Members Interest
(Pursuant to NRS 86.216)

1. Name of limited-liability company:

MAYHEM ENERGY LLC

2. The articles have been amended as follows: (provide article numbers, if available)*

Document Number 20130222727-78:

1. Name of Limited-Liability Company is hereby changed to "STENERGY LLC"

3. The effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

4. As of the date of this certificate, no member's interest in the limited-liability company has been issued.

5. Signatures represent at least 2/3 of the (check one)**: ☐ Organizers ☒ Managers

X [signature] Signature

X [signature] Signature

* 1) If amending company name, it must contain the words **"Limited-Liability Company," "Limited Company,"** or **"Limited"** or the abbreviations **"Ltd.," "L.L.C.," or "L.C. ," "LLC" or "LC."** The word **"Company"** may be abbreviated as **"Co."**

2) If adding managers, provide names and addresses.

** If more than two signatures, attach a plain 8 1/2" x 11" sheet with the additional signatures.

FILING FEE: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 86.216 DLLC Amendment
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


050103

<table>
<tr><td rowspan="6">

Articles of Organization
Limited-Liability Company

(PURSUANT TO NRS CHAPTER 86)

</td><td>Filed in the office of</td><td>Document Number
20130222727-78</td></tr>
<tr><td rowspan="2">
Ross Miller
Secretary of State
State of Nevada</td><td>Filing Date and Time
04/02/2013 4:32 PM</td></tr>
<tr><td>Entity Number
E0163872013-8</td></tr>
</table>

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Limited-Liability Company: (must contain approved limited-liability company wording; see instructions)	MAYHEM ENERGY LLC	Check box if a Series Limited-Liability Company ☒	Check box if a Restricted Limited-Liability Company ☐

2. Registered Agent for Service of Process: (check only one box)

☒ Commercial Registered Agent: CAPITOL CORPORATE SERVICES, INC.
　　　　　　　　　　　　　　　　　　　　　Name

☐ Noncommercial Registered Agent　**OR**　☐ Office or Position with Entity
　(name and address below)　　　　　　　　　(name and address below)

Name of Noncommercial Registered Agent　**OR**　Name of Title of Office or Other Position with Entity

		Nevada	
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

3. Dissolution Date: (optional)　Latest date upon which the company is to dissolve (if existence is not perpetual):

4. Management: (required)　Company shall be managed by:　☐ Manager(s)　**OR**　☒ Member(s)
　　　　　　　　　　　　　　　　　　　　　　　　　　　　(check only one box)

5. Name and Address of each Manager or Managing Member: (attach additional page if more than 3)

1) TIM HEFFERNAN
　　Name

PO BOX 77412	SAN FRANCISCO	CA	94107
Street Address	City	State	Zip Code

2) SAMUEL J BUTERO
　　Name

220 MONTGOMERY STREET SUITE 1094	SAN FRANCISCO	CA	94104
Street Address	City	State	Zip Code

3)
　　Name

Street Address	City	State	Zip Code

6. Effective Date and Time: (optional)　Effective Date: _____　Effective Time: _____

7. Name, Address and Signature of Organizer: (attach additional page if more than 1 organizer)

TIM HEFFERNAN	X　TIM HEFFERNAN
Name	Organizer Signature

PO BOX 77412	SAN FRANCISCO	CA	94107
Address	City	State	Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X　CAPITOL CORPORATE SERVICES, INC.	4/2/2013
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity	Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 86 DLLC Articles
Revised: 8-31-11



181102



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance
(PURSUANT TO NRS 77.310)

This form may be submitted by: a Commercial Registered Agent,
Noncommercial Registered Agent or Represented Entity. For more
information please visit http://www.nvsos.gov/index.aspx?page=141

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Acceptance of Appointment by Registered Agent

In the matter of   MAYHEM ENERGY LLC

Name of Represented Business Entity

I, Capitol Corporate Services, Inc.   am a:

Name of Appointed Registered Agent   OR   Represented Entity Serving as Own Agent*

(complete only one)

a) **X** commercial registered agent listed with the Nevada Secretary of State,

b) ☐ noncommercial registered agent with the following address for service of process:

		Nevada	
Street Address	City		Zip Code

		Nevada	
Mailing Address (if different from street address)	City		Zip Code

c) ☐ represented entity accepting own service of process at the following address:

Title of Office or Position of Person in Represented Entity

		Nevada	
Street Address	City		Zip Code

		Nevada	
Mailing Address (if different from street address)	City		Zip Code

and hereby state that on .... I accepted the appointment as registered agent for
the above named business entity.   Date

X ~~(signature)~~ Gayle Windle, Asst. Sec. on behalf
of Capitol Corporate Services, Inc.   04/02/2013

Authorized Signature of R.A. or On Behalf of R.A. Company   Date

---

*If changing Registered Agent when reinstating, officer's signature required.

X _____   _____

Signature of Officer   Date

Nevada Secretary of State Form RA Acceptance

Revised: 5-13-10

EXHIBIT D: OPERATING AGREEMENT

OPERATING AGREEMENT

OF

STENERGY LLC
(a Nevada limited liability company)

Mandelbaum Salsburg P.C.
3 Becker Farm Road
Roseland, New Jersey 07068
(973) 736-4600

OPERATING AGREEMENT

OF

STENERGY LLC
(a Nevada limited liability company)

THIS OPERATING AGREEMENT is made as of this 31st day of ___August___,
2018 (the "Effective Date") by and among Stenergy LLC, a Nevada limited liability company
(the "Company") with a principal business address at 34819 Avenue E, Yucaipa, California
92399, Sam Butero ("Butero" or "Sam"), Leyla Butero ("Leyla"), and such other persons who
become signatories hereto (collectively with Sam and Leyla, the "Members" and each a
"Member"), and

W I T N E S S E T H:

WHEREAS, the Members own membership interests of the Company expressed in the
form of units identified on <u>Exhibit A</u> attached hereto (the "Units"); and

WHEREAS, the Members desire to enter into this Operating Agreement for the purposes
hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants herein expressed, and
for other good and valuable consideration, the receipt of which is hereby acknowledged, it is
hereby agreed as follows:

Section 1. - Formation and Name

The Members hereby associate themselves into a limited liability company pursuant to
the provisions of the Nevada Act (defined below) upon the terms and conditions hereinafter set
forth. The limited liability company's name shall be Stenergy LLC.

Section 2. - Registered Agent

The name of the Company's registered agent is Capitol Corporate Services, Inc. Such
office and agent may be changed, from time to time, as the Members shall determine. The
Company's principal place of business shall be located at 34819 Avenue E, Yucaipa, California
92399 or such other location as the Members shall select from time to time.

Section 3. - Definitions

3.1   "AFR" or "Applicable Federal Rate" means the lowest applicable rate of interest
which allows for the avoidance of any imputed or unstated interest for Federal income tax
purposes existing at and fixed as of the date of Closing.

3.2   "Agreement" means this Operating Agreement, as originally executed and as
amended from time to time, and the terms "hereof," "hereto," "hereby" and "hereunder," when

used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

3.3 "Assignee" means a Person which is a transferee of all or part of a Member's Units in the Company which Person is not admitted as a Substitute Member.

3.4 "Bankruptcy" means, and a Member shall be deemed a "Bankrupt Member" upon: (i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect; (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property; (iii) the ordering of the winding up or liquidation of the Member; (iv) the filing of a petition in an involuntary bankruptcy case, which petition remains undismissed or suspended for a period of 180 days or which is not dismissed or suspended pursuant to Section 305 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law); (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect; (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property; or (vii) the making by a Member of any general assignment for the benefit of its creditors.

3.5 "Capital Account" means, with respect to any Member, the Capital Account maintained in accordance with the provisions set forth in Section 5.3 hereof.

3.6 "Capital Contribution" means, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed to the Company with respect to the Units in the Company held by such Member. The initial Capital Contributions of the Members are set forth in Exhibit A.

3.7 "Cause" means any of the following with respect to a Class A Member's or a Manager's activities as a manager, employee or agent of the Company: (a) such person's failure or refusal to comply with the reasonable directions, policies, standards and regulations which Company may establish from time to time and such breach is not remedied within seven (7) days of receipt of written notice by Member from Company of Member's breach; (b) such person willfully or intentionally undertakes or commits any conduct that is harmful to Company; (c) such person discloses without the approval of Company any Confidential Information to any person or persons not in the employ of Company; (d) the Company's acquiring actual evidence of such person's illegal use of drugs or controlled dangerous substances, or continuing abuse of alcohol; (e) such person's commission of, indictment for, conviction of, guilty or nolo contendere plea of a felony or other crime of a serious nature or involving moral turpitude, said determination of "serious nature" to be in the sole and reasonable discretion of Company; (f) such person's willful, substantial and continuing failure to render services to the Company in accordance with his assigned duties; (g) such person's willful misconduct, gross negligence, disloyalty or dishonesty in connection with the Company; and (h) if such person's conduct results in a criminal indictment against the Company. "Cause" may exist for a Member to be terminated as a "Manager" or as a "Member." A termination for Cause from one position shall be deemed a termination for Cause from the other. Before a Class A Member may be terminated for Cause as a Member or a Manager, the majority vote of a panel of three (3) neutral arbitrators, appointed through a nationally-known arbitration organization (e.g., AAA, JAMS, Endispute, etc.) shall be required.

3.8 "Class A Members" means the voting Members of the Company as reflected on Exhibit A attached hereto as revised from time to time.

3.9 "Class A Units" means the voting Units of the Company which are issued to Class A Members.

3.10 "Class B Members" means the non-voting Members in the Company as reflected on Exhibit A attached hereto as revised from time to time.

3.11 "Class B Units" means the non-voting Units of the Company which are issued to Class B Members.

3.12 "Class C Members" means the non-voting Members of the Company who receive equity pursuant to a Restricted Unit Agreement between the Company and such Member.

3.13 "Class C Units" means the non-voting Units of the Company which are issued to Class C Members pursuant to the Incentive Plan and a Restricted Unit Agreement.

3.14 "Code" means the Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

3.15 "Company" means Stenergy LLC, a Nevada limited liability company.

3.16 "Confidential Information" shall have the meaning set forth in Section 16.1 below.

3.17 "Deadlock" means the failure of the Class A Members to agree on a course of action within thirty (30) days after a Class A Member sends a Deadlock Notice to the other Class A Members.

3.18 "Deadlock Notice" means a written notice from one Class A Member to the other Class A Members demanding the resolution within thirty (30) days of any matter which requires Unanimous Consent to enable the Company to act, including without limitation those matters set forth in Sections 8.3(a).

3.19 "Disability" or "Disabled" means that a Member who is a Manager is deemed disabled under the terms of any disability income or buyout insurance policy(ies) covering such Member which is paid for by or insures such disabled Member or, alternatively, provided by the Company. In the absence of such a policy(ies) of disability insurance, or if there is a conflicting definition of "disability" in two or more policies of disability insurance wherein such Member is considered disabled under one policy but not considered disabled under the other, a Member's inability to regularly perform the ordinary duties of his occupation for more than ninety (90) days within any three hundred sixty-five (365) day period shall be the basis for the determination of a Member's disability. Any Disability occurring within thirty (30) days of a previous Disability will be considered a continuation of, and continuous with, the first Disability. If such a determination is in dispute, the Company shall have the Member examined by a licensed medical doctor chosen by the Company at its sole expense, for the purpose of determining such disability within the terms of this Agreement. If such Member or his legal representative disputes the findings and conclusions of the doctor chosen by the Company, such Member shall be examined by a licensed medical doctor of his choice or the choice of his legal representative, at the sole expense of subject Member. If the findings and conclusions of both doctors do not agree on whether such Member is in fact disabled within the terms of this Agreement, such Member shall be examined by a third doctor, mutually agreed upon by the Company and such Member (or his legal representative), the expense of which shall be equally borne by the Company and such Member, whose determination as to such Member's claim of disability shall be final and conclusive.

3.20   "Escrow Agent" shall have the meaning set forth in Section 11.1 below.

3.21   "Deficit Capital Account" means with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amount which such Member is obligated to restore under Regulation Section 1.704-1(b)(2)(ii)*(c),* as well as any addition thereto pursuant to the next to last sentence of Regulation Section 1.704-2(g)(1) and (i)(5), after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Regulation Section 1.704-2(d)) and in the minimum gain attributable to any partner nonrecourse debt (as determined under Regulation Section 1.704-2(i)(3)); and

(b)   Debit to such Capital Account the items described in Regulation Section 1.704-1(b)(2)(ii)*(d)(4), (5)* and *(6)*.

The definition of Deficit Capital Account is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)*(d)* and 1.704-2, and will be interpreted consistently with those provisions.

3.22   "Former Member" means a Member who has sold all of his Units and is no longer a Member of the Company.

3.23   "Immediate Family" shall mean a Class A Member's lawful spouse, son, daughter, grandchild, brother, or sister or a trust created for the benefit of any such person or for such Class A Member.

3.24   "Other Member" or "Other Members" means all Class A Members of the Company except for any Class A Member(s) for which a Repurchase Event has occurred or a Put Notice has been sent.

3.25   "Manager" means those persons with day-to-day operational authority of the Business as more thoroughly discussed in Section 8.

3.26   "Nevada Act" means the Nevada Revised Statutes Chapter 86, Limited Liability Companies, as the same may be amended from time to time.

3.27   "Percentage Interest" of a Member means, initially, the percentage of such Member set forth opposite the name of such Member under the column "Percentage Interest" in Exhibit A hereto, as such percentage may be adjusted from time to time pursuant to the terms hereof. Each Member's ownership of Class A, Class B or Class C Units shall be expressed as a percentage of the total number of Units issued at any given time.

3.28   "Person" means an individual, association, corporation, general partnership, limited partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, and foreign associations of like structure.

3.29   "Profits" and "Losses" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, credit, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), adjusted in accordance with the Regulations.

3.30   "Put Event" means (1) the death of a Class A Member; or (2) the Disability of a Class A Member.

3.31   "Put Notice" has the meaning set forth in Section 9.2(b) below.

3.32   "Repurchase Event" means any of the following with respect to a Class A Member: (1) a Class A Member's Retirement; (2) a Class A Member's Termination For Cause; (3) A Class A Member's Voluntary Termination; or (4) A Class A Member's Voluntary Termination With Special Circumstances.

3.33   "Restricted Unit Agreement" means an agreement between the Company and a Member to whom the Company issues one or more Class C non-voting units which do not vote and which constitute incentive equity issued to valuable employees, independent contractors and others.

3.34   "Retirement" refers to a Class A Member's permanent retirement from the business of the Company (such that he shall not work in such industry at all) upon not less than 180 days prior written notice, after either (a) attaining the age of 65, or (b) having been a Member of the Company for not less than ten (10) years. Such written notice may be given prior to reaching either of the foregoing benchmarks.

3.35   "Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

3.36   "Significant Sale" means a sale of either (i) all or substantially all of the assets of the Company, or (ii) a controlling portion of the voting equity of the Company.

3.37   "Termination For Cause" means the Company's termination of a Manager or a Class A Member for Cause.

3.38   "Transfer" means sale, transfer, assignment, gift, pledge, hypothecation, encumber, or other disposition, whether voluntary or involuntary, of Units.

3.39   "Unit" or "Units" means a Member's entire membership interest in the Company, (whether Class A, Class B or Class C Units), including the Member's right to share in the Company's Profits, Losses and distributions of the Company's assets pursuant to this Agreement and the Nevada Act, and the right to participate in the management of the Company's business and affairs, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement and the Nevada Act.

3.40   "Unit Purchase Price" means the Value of the Company multiplied by the Member's Percentage Interest.

3.41   "Value of the Company" shall be determined pursuant to Article X below.

3.42   "Voluntary Termination" means a Class A Member's or a Manager's voluntary termination of his employment with the Company on not less than one hundred eighty (180) days' written notice other than Voluntary Termination With Special Circumstances.

3.43   "Voluntary Termination With Special Circumstances" means a Class A Member's or a Manager's voluntary termination of his employment with the Company when circumstances exist or have occurred which could have given rise to a Termination for Cause.

3.44   "Unanimous Consent" means the unanimous consent of the Class A Members of the Company.

Section 4. - Purposes

The character and purpose for which the Company is formed, in general, is to research, develop, market, license, sell and distribute cannibidiol to treat various medical disorders and to increase bioavailability thereof in states and territories where such usage is lawful (the "Business"). The Company may also engage in such other business or activity permitted by law, as the Class A Members may determine by Unanimous Consent.

Section 5. - Capital Contributions and Capital Accounts

5.1   Members' Capital Contributions. Each Class A Member has contributed the amounts set forth on Exhibit A as his share of the initial Capital Contribution. No interest shall be paid on any initial or subsequent Capital Contribution. Each Class B Member shall contribute as a Capital Contribution that amount specified in such Member's Subscription Agreement to be entered into with the Company when such Class B Member becomes a Member of the Agreement. No interest shall be payable on any Capital Contributions.

5.2   Additional Capital Contributions. No Class A Member shall be required to make any additional Capital Contributions without Unanimous Consent. Class B Members shall not be required to put in additional Capital Contributions.

5.3   Capital Accounts. A separate Capital Account will be maintained for each Member.

(a)   Each Member's Capital Account will be increased by:

(i)   The amount of money contributed by the Member to the Company;

(ii)   The fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code);

(iii)   Allocations to the Member of Profits; and

(iv)   Allocations to the Member of income or gain as provided in Section 7.2 hereof or otherwise by Regulation Section 1.704-1(b)(2)(iv).

(b)   Each Member's Capital Account will be decreased by:

(i)   The amount of money distributed to the Member by the Company;

(ii)   The fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code);

(iii)   Allocations to the Member of Losses; and

(iv)   Allocations to the Member of deduction or expense as provided in Section 7.2 hereof or otherwise by Regulation Section 1.704-1(b)(2)(iv).

(c)   In the event of a permitted sale or exchange of Units in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Units in accordance with Regulation Section 1.704-1(b)(2)(iv).

(d)   The manner in which Capital Accounts are to be maintained pursuant to this Section 5.3 is intended to comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder. If in the Members' opinion, the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 5.3 should be modified to comply with Section 704(b) of the Code and the Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this

Section 5.3, the method in which Capital Accounts are maintained shall be so modified; provided, however, than any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

        (e)   Except as otherwise required in the Nevada Act, no Member shall have any liability to restore all or any portion of a deficit balance in the Member's Capital Account.

        5.4   <u>Withdrawal or Reduction of Members' Contributions to Capital</u>. A Member shall not receive any part of his Capital Contributions until all liabilities of the Company (except liabilities to Members on account of their Capital Contributions) have been paid or there remains Company property sufficient to pay them, as determined by the Managers in their sole discretion. A Member, irrespective of the nature of its Capital Contribution, has only the right to demand and receive cash in return for its Capital Contribution.

        5.5   <u>Advances by the Members</u>. A Member may (with Unanimous Consent) advance additional monies to or for the Company's benefit, and each such advance shall be treated as a Capital Contribution to the Company or as a loan to the Company, as determined by Unanimous Consent. Any advance which is treated as a loan shall be evidenced by a promissory note executed and delivered by the Company to the Members.

        5.6   <u>Transactions Between Member and the Company</u>. Except as otherwise provided in this Agreement, a Member may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a Person who is not a Member.

        5.7   <u>Equity; Voting</u>. The Company's equity shall be divided into three (3) classes. Class A Members shall own Class A Units and shall have the right to vote. Class B Members shall own Class B Units and shall not have the right to vote, but shall otherwise share the same economic benefits as the Class A Members. Class C Members shall not have the right to vote and shall have only those economic benefits provided pursuant to the Incentive Plan and the Restricted Unit Agreement. Initially, the Company is hereby authorized to issue up to 60,000 Class A Units, 30,000 Class B Units, and 10,000 Class C Units; however, nothing herein shall prevent the Company from authorizing the issuance of additional Class A, Class B and Class C Units. By signing this Agreement, each Class A Member and Class B Member acknowledges and understands that if the Company subsequently authorizes the issuance of additional Class A, Class B and/or Class C Units, each Member's membership interest will be diluted, and each Member's Percentage Interest in the Company shall decrease. The initial identity of Class A and Class B Members and their Units is set forth on <u>Exhibit A</u> attached hereto. When a vote or the consent of the Members is required by this Agreement, such vote or consent shall be solely by the Class A Members. Unless an alternate type of consent is specifically identified herein, any matter requiring the consent of the Members shall require Unanimous Consent. To the greatest extent allowed by law or except as specifically allowed herein, Class B Members shall have no right to vote or participate in the management or operation of the Company.

        5.8   <u>Incentive Pool for Class C Units</u>. The Company is also authorized to issue up to 10,000 Class C Units, none of which shall vote or receive distributions. The Company has the right to adopt an incentive plan to incentivize valuable employees, independent contractors and others (the "Incentive Plan"). Such Incentive Plan shall govern the rights, entitlements and restrictions of the grantees of Class C Units who shall receive such units pursuant to a Restricted Unit Agreement to be signed by each grantee thereof. As of the date hereof, no Class C Units are issued or outstanding, and the Company has not yet adopted an Incentive Plan.

Section 6. - Admission of Additional Members

Additional Members may be admitted to the Company and will participate in the Profits, Losses and distributions of the Company on such terms as are determined by Unanimous Consent. Admission of any such new Members shall require Unanimous Consent. Such new Members shall be allocated Profit and Loss by such method as may be provided in this Agreement, and if no method is specified, then as may be permitted by Section 706(d) of the Code.

Section 7. - Allocations and Distributions

7.1   Allocations of Profits and Losses. Any Profits and Losses in any year shall be allocated to the Members as follows:

(a)   To the extent of Losses previously allocated pursuant to Section 7.1(b) which have not been recovered hereunder; and

(b)   Thereafter, to the Members based on their Percentage Interests.

7.2   Special Allocations. Notwithstanding the provisions of Section 7.1:

(a)   Minimum Gain. Notwithstanding any other provision of this Section 7.2, if there is a net decrease in the Company's minimum gain as defined in Regulation Section 1.704-2(d) during a taxable year of the Company, the Capital Accounts of each Member shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) equal to that Member's share of the net decrease in Company minimum gain. This Section 7.2(a) is intended to comply with the minimum gain chargeback requirement of Regulation Section 1.704-2 and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Company's minimum gain, if the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Members may seek to have the Internal Revenue Service waive the minimum gain chargeback requirement in accordance with Regulation Section 1.704-2(f)(4).

(b)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(ii)*(d)(4), (5)* or *(6),* which create or increase a Deficit Capital Account of the Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially credited to the Capital Account of the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 7.2(b) be interpreted to comply with the alternate test for economic effect set forth in Regulation Section 1.704-1(b)(2)(ii)*(d)*.

(c)	Deficit Creation. No allocations of Loss, deduction, and/or expenditures described in Section 705(a)(2)(B) of the Code shall be charged to the Capital Accounts of any Member if such allocation would cause such Member to have a Deficit Capital Account. The amount of the Loss, deduction, and/or Code Section 705(a)(2)(B) expenditure which would have caused a Member to have a Deficit Capital Account shall instead be charged to the Capital Account of any Members which would not have a Deficit Capital Account as a result of the allocation, in proportion to their respective Capital Contributions, or, if no such Members exist, then to the Members in accordance with their Percentage Interests in the Company.

(d)	Deficit Balance. If any Member would have a Deficit Capital Account at the end of any Company taxable year which is in excess of the sum of any amount that the Member is obligated to restore to the Company under Regulation Section 1.704-1(b)(2)(ii)*(c)* and the Member's share of minimum gain as defined in Regulation Section 1.704-2(g)(1) (which is also treated as an obligation to restore in accordance with Regulation Section 1.704-1(b)(2)(ii)*(d)*), the Capital Account of the Member shall be specially credited with items of Company income (including gross income) and gain in the amount of the excess as quickly as possible.

(e)	Nonrecourse Deductions. Items of Losses, deduction, and expenditures described in Section 705(a)(2)(B) of the Code which are attributable to any nonrecourse debt of the Company and are characterized as partner nonrecourse deductions under Regulation Section 1.704-2(i) shall be allocated to the Members' Capital Accounts in accordance with said Regulation Section 1.704-2(i). Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Regulation Section 1.704-2(b)) those deductions shall be allocated to the Members in accordance with, and as a part of, the allocations of Company Profit or Loss for that period.

(f)	Section 704(c). In accordance with Section 704(c)(1)(A) of the Code and Regulation Section 1.704-1(b)(2)(iv)*(d)(3),* if a Member contributes property with a fair market value that differs from its adjusted basis at the time of contribution, income, gain, loss, and deductions for the property shall, solely for Federal income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company and its fair market value at the time of contribution.

(g)	Curative Allocations. Any credit or charge to the Members' Capital Accounts pursuant to Sections 7.2(a) through 7.2(e) shall be taken into account in computing subsequent allocations of Profits and Losses pursuant to Section 7.1 above, so that the net amount of any items charged or credited to Capital Accounts pursuant to Sections 7.1 and 7.2 shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this Section 7 if the special allocations required by Sections 7.2(a) through 7.2(e) had not occurred.

7.3	Distributions.

(a) Other than in liquidation, the Company shall make distributions to the Class A and Class B Members in accordance with their Percentage Interests at such times as determined by the Managers.

(b) Liquidation proceeds of the Company will be paid within ninety (90) days of the end of the taxable year (or, if later, within one hundred twenty (120) days after the date of the liquidation). The Company may offset damages for breach of this Agreement by a Member whose interest is liquidated (either upon the withdrawal of a Member or the liquidation of the Company) against the amount otherwise distributable to the Member. Upon the Company's liquidation, the Company's assets shall be distributed in the following order of priority:

(i) The claims of creditors, other than Members, first shall be satisfied and adequate reserves established (as determined by the Members);

(ii) All outstanding loans from Members shall be repaid in the same proportion which the outstanding loans from any Member shall bear to the outstanding loans of all Members;

(iii) The Members shall receive an amount equal to the aggregate of the Capital Accounts in proportion to their relative Capital Accounts determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs; and

(iv) Any balance shall be distributed to the Members (including Class C Members, if and to the extent allowed by the Incentive Plan and the Restricted Unit Agreement) in proportion to their relative Percentage Interests.

(c) The Company shall not make a distribution to a Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the Company's assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the Company's assets only to the extent that the fair value of that property exceeds that liability.

(d) Subject to the terms and conditions of Section 7.3(e), a Member who receives a distribution in violation of Section 7.3(c), and who knew at the time of the distribution that the distribution violated Section 7.3(c), shall be liable to the Company for the amount of the distribution. A Member who receives a distribution in violation of Section 7.3(c), and who did not know at the time of the distribution that the distribution violated Section 7.3(c), shall not be liable for the amount of the distribution.

(e) Unless otherwise agreed upon by the Members, a Member who receives a distribution from the Company in violation of Section 7.3(c) shall have no liability under the Nevada Act or other applicable law for the amount of the distribution after the expiration of three (3) years from the date of the distribution unless an action to recover the distribution from the Member is commenced prior to the expiration of the three (3) year period and an adjudication of liability against the Member is made in the said action.

Section 8. - Management

8.1   Day-to-Day Management Vested in Managers. The Company's day-to-day business and affairs shall be managed by the Managers, pursuant to the conditions set forth herein. Each Manager shall participate in the direction, management and control of the Company's business to the best of his or her ability.

8.2   Number and Tenure. The number of Managers of the Company shall initially be two (2) and shall initially be Sam and Leyla Butero. A Manager may, but is not required to, be a Member. The number of Managers may be changed at any time by Unanimous Consent. In the event a Manager dies, or is removed or terminated from such position, the surviving Class A Members shall by Unanimous Consent appoint another person or entity to fill such position; provided, however, that if a Manager who is also a Member is removed for Cause pursuant to Section 8.7, the Class A Members other than the removed Member shall appoint a replacement Manager.

8.3   Certain Powers of Manager.

(a)   Any decision involving: the Company's dissolution, liquidation, merger, consolidation, or borrowing; the adoption of a Company budget; the hiring or firing of an employee; the investment of the Company's funds; the purchase, sale or lease of real property; the purchase or sale of the stock or assets of another business; the sale of all or substantially all of the Company's assets; the purchase or sale of personal property or equipment at a cost of $50,000 or more; the writing of checks, instruments, or withdrawals, or the initiation of wire or fund transfers, for more than $50,000; the selection of vendors; or the lease of personal property or equipment for a period of one (1) year or more; or any of the foregoing with respect to Stenergy LLC or Stenergy IP, shall require Unanimous Consent.

(b)   If a Deadlock occurs, any Class A Member shall have the right to send a Deadlock Notice to the other Class A Members and to the Company's then-current attorney ("Company Counsel"). As of the date hereof, Company Counsel is Peter Levy, Esq. of Mandelbaum Salsburg in Roseland, New Jersey. Company Counsel shall, in his sole discretion, discuss the Deadlock with each of the Class A Members (at the same time or individually) and/or with their counsel, and shall render a decision within thirty (30) days following his receipt of the Deadlock Notice, in favor of one of the Class A Members with respect to the matter in question, which decision shall be binding on the Class A Members and on the Company. By signing this Agreement, the Class A Members covenant and agree to comply with the decision of Company Counsel and to execute any and all documents, agreements or other writings to give effect thereto. The Class A Members and the Company, on a joint and several basis, shall and do hereby agree to indemnify, defend and hold Company Counsel harmless from any and all costs, expenses, losses, claims and damages, including reasonable attorney fees (collectively, "Damages") incurred by him as a result of his acts or omissions arising in connection with this Section 8.3(b), other than Damages arising from Company Counsel's gross negligence or willful misconduct. Company Counsel rendering of a decision in accordance herewith shall not preclude or prevent Company Counsel from continuing to represent the Company.

(c)   Subject to the restrictions set forth in Section 8.3(a), each Manager shall have the responsibility, power and authority, on the Company's behalf, to otherwise carry on day-to-day business activities with respect to the Company.

8.4   Liability for Certain Acts. A Manager shall exercise his business judgment in participating in the management of the Company's business, operations and affairs. Unless fraud, deceit, gross negligence, willful misconduct or a wrongful taking shall be proved by a nonappealable court order, judgment, decree or decision, a Manager shall not be liable or obligated to the Members for any mistake of fact or judgment or for the doing of any act or the failure to do any act by a Manager in conducting the Company's business, operations and affairs, which may cause or result in any loss or damage to the Company or the Members. A Manager does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the Company's operations. A Manager shall not be responsible to any Members because of a loss of the investments or a loss in operations, unless the loss shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taken by a Manager proved as set forth in this Section 8.4. Unless fraud, deceit, gross negligence, willful misconduct or a wrongful taking shall be proved by a nonappealable court order, judgment, decree or decision, a Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

8.5   Bank Accounts. Jointly the Managers may open one or more bank accounts in the Company's name. The Company's funds shall be deposited in the Company's name in such bank account or accounts as the Managers shall jointly determine. A Manager shall use such funds solely for the Company's business.

8.6   Resignation. A Manager may resign at any time by giving written notice to the Members. A Manager's resignation shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

8.7   Removal. A Manager may be removed for Cause using the mechanism set forth in the definition for "Cause."

8.8   Vacancies. Any vacancy occurring for any reason in a Manager position of the Company may be filled by Unanimous Consent; provided, however, that when a Manager who is also a Member is removed for Cause, the Class A Members other than the removed Manager shall vote to fill the vacant Manager position. A Manager elected to fill a vacancy shall be elected for the unexpired term of its predecessor in office and shall hold office until the expiration of such term and until its successor shall be elected and shall qualify or until its earlier death, resignation or removal.

8.9   Limitations on Members.

(a)   Except as is expressly provided in this Section, no Member, acting alone, shall have any authority to act for, or to undertake or assume, any obligation, debt, duty or responsibility on behalf of, any other Member or the Company.

(b)   Unless authorized to do so by this Agreement, no Member, agent, or employee of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

(c)   The Members may constitute and appoint any Person(s) as their true and lawful attorney to make, execute, sign, acknowledge and file any and all amendments to this Agreement pursuant to the provisions of this Agreement, such other documents or instruments as may be deemed necessary or desirable, and upon the Company's termination, such Certificate of Dissolution as may be required under the laws of Nevada, and to include therein all information required by the laws of Nevada, and also to make, execute, sign, acknowledge and file such other instruments as may be required under the laws of Nevada.

Section 9. - Restrictions on the Transfer of a Member's Units

9.1   <u>No Right to Transfer</u>. Except as otherwise provided herein, a Class A Member and a Class B Member shall not Transfer of all or any part of his Units to any Person without Unanimous Consent. This Section 9 shall not apply to Class C Members when an Incentive Plan is in effect.

9.2   <u>Repurchase Event; Put Event</u>.

(a)   <u>Triggers for Repurchase Events</u>. The Units of each Class A Member are subject to repurchase as follows: If a Repurchase Event occurs, the Other Class A Members shall have the right (on a pro-rata basis), but the Company shall have the obligation (as the "Purchaser") to purchase, and the Member or Member's estate or legal representative (as the "Seller") shall sell, all of the Units owned by the Seller (the "Repurchase Units") for the purchase price (the "Purchase Price") determined as follows:

(i)   If the Repurchase Event is triggered by: (1) a Class A Member's Retirement, or (2) a Class A Member's Voluntary Termination, the price of the Repurchase Units shall be the Unit Purchase Price. With respect to Class A Units owned jointly by Sam and Leyla Butero, his spouse ("Leyla"), the Repurchase Events in this Section 9.2(a)(i) shall mean the Retirement or Voluntary Termination of Sam only; and

(ii)   If the Repurchase Event is triggered by: (1) a Class A Member's Termination For Cause, or (2) a Class A Member's Voluntary Termination With Special Circumstances, the price of the Repurchase Units shall be the Unit Purchase Price, multiplied by 0.75. With respect to Class A Units owned jointly by Sam and Leyla, the Repurchase Events in this Section 9.2(a)(ii) shall mean Sam's Termination for Cause or Sam's Voluntary Termination With Special Circumstances.

(b)   <u>Triggers for Put Events</u>. If a Class A Member dies or becomes Disabled while he is the owner of Class A Units, the executor, executrix or lawful heir of the deceased Class A Member, or the legal representative of the Disabled Class A Member, as the case may be (in either case, the "Class A Member Representative") shall have the right to put such Class A Units to the Company and to the Other Class A Members for sale (the "Put Right"). To exercise the Put Right, the Class A Member Representative shall, within one (1) year following (as the case may be) the Class A Member's death or the Class A Member's satisfaction of the

'Disability' definition in this Agreement, send a written notice to the Company and to the other Class A Members of the desire to sell the Class A Units (the "Put Notice"). The Other Class A Members shall have the right (on a pro-rata basis), but the Company shall have the obligation (as the "Purchaser") to purchase, and the Class A Member Representative shall have the obligation (as the "Seller") to sell the Class A Units for an amount equal to the Unit Purchase Price; however, notwithstanding anything to the contrary contained herein (including without limitation Section 10 below), the calculation of Unit Purchase Price shall be based on the Company Value as of the last day of the month immediately preceding the date of the Put Notice (rather than the last day of the month immediately preceding the date of the triggering event). For the purpose of the buyout mechanisms set forth in this Section 9, any Class A Units to be sold pursuant to the exercise of a Put Right shall also be deemed to be "Repurchase Units" and the sale of such Class A Units shall be deemed a "Repurchase Event." With respect to the Class A Units jointly owned by Sam and Leyla, the death buyout of a Class A Member shall apply upon the second to die between Sam and Leyla, and the Disability buyout of a Class A Member shall apply upon the second to become Disabled between Sam and Leyla.

(c) Consummation of Transaction. Upon the occurrence of a Repurchase Event, a purchase and sale agreement shall be deemed to have been created between the Purchaser and the Seller providing for the purchase and sale of the Repurchase Units upon the terms set forth herein. Such purchase and sale shall be consummated on a date determined as follows:

(i) In the event of death or Disability. The closing shall take place at the principal office of the Company or the Company's legal counsel on a date mutually agreed to by the Company and the Class A Member Representative, which shall be no more than one hundred twenty (120) days following the date of the Put Notice (thereby allowing the Company, the Class A Members and the Class A Member Representative to determine the Company Value pursuant to Section 10 below); provided, however, that the insurance proceeds provided for under Section 9.3 hereunder, if any, on the decedent's life have been received by the Purchaser or the Escrow Agent. If life insurance proceeds are not received by the target closing date, the closing shall occur not later than ten (10) days following the receipt of such proceeds.

(ii) In the event of Termination For Cause, Voluntary Termination, Retirement, or Voluntary Termination With Special Circumstances: The Seller shall be deemed to have made an offer to the Purchaser for the sale of the Repurchase Units upon the occurrence of any of the foregoing Repurchase Events. The closing date shall be not more than sixty (60) days after such offer.

(d) Payment for Repurchase Units.

(i) In situations other than Death. If the Purchase Price for the Repurchase Units is less than $100,000, the Purchaser shall pay for the Repurchase Units in cash. If the Purchase Price is for $100,000 or more, then the Purchaser shall have the option to pay the entire amount in cash, or may pay $100,000 in cash at closing, and the balance over such sum shall be made in equal annual installments over a period of five (5) years, with AFR interest which is fixed at the time of Closing, in five (5) equal principal installments (each an "Installment"). The first Installment shall be paid on or before the first (1st) anniversary of the

closing, and subsequent Installments shall be payable on or before the second (2nd), third (3rd), fourth (4th) and fifth (5th) anniversaries of the closing. Installments shall accrue AFR interest which shall be payable with the principal. The obligation to make such payments shall be evidenced by an installment promissory note by the Purchaser and shall provide for acceleration of any unpaid balance, together with all accrued interest, upon written notice to the Purchaser of a default in the payment of any Installment, which default remains uncured for a period of thirty (30) days after receipt of such notice. A late payment of an Installment shall bear interest at an annual rate equal to the AFR plus two (2%) percent from the date said Installment was due and payable until the date said Installment is paid. The promissory note shall provide for the unrestricted right to prepay all or any part of the unpaid balance, without premium or penalty, and with interest only to the date of prepayment. The foregoing constitutes the "Installment Method." If proceeds from a disability insurance policy (if any) on the Seller are available, then the following payments shall be made: (a) the Company shall pay the policy proceeds on behalf of the purchaser to the Seller or the Seller's legal representative, and (b) the Purchaser shall pay the balance of the Purchase Price minus the insurance proceeds either: (i) in cash or, (ii) by executing and delivering a promissory note which shall reflect Installment Method payment terms.

(ii)   <u>Payment for Repurchase Units upon Death</u>. If the Repurchase Event is the death of a Class A Member, any death benefit available from one or more life insurance policies on the life of the deceased Member (the "Insurance Proceeds") shall be collected and applied by the Purchaser toward the Purchase Price. If the Purchase Price is less than the Insurance Proceeds, the Purchaser shall pay for the Repurchase Units in cash at closing, and the difference shall be kept by the owner of the policy. If the Purchase Price is more than the Insurance Proceeds, then the Purchaser shall pay all of the Insurance Proceeds to the Member's estate in cash at Closing for the Repurchase Units, and any balance due to the deceased Member's estate shall be payable pursuant to the Installment Method.

(e)   <u>Deliveries at Closing</u>. At the time of closing, the Seller shall deliver to the Purchaser (or to the Escrow Agent if such sale is not for 100% cash) an assignment covering the Repurchase Units being sold, free and clear of all liens, claims and encumbrances, to effectuate the sale and purchase, which shall include the following representations and warranties:

(i)   The Seller is the sole owner of record and beneficially of the Units being purchased and sold, has good and marketable title thereto and the absolute right to Transfer the same; and, upon Transfer, the same will be free and clear of all claims, liens, pledges, restrictions (other than any restrictions imposed by this Agreement) or encumbrances of any nature whatsoever;

(ii)   The Seller has full power and capacity to perform the terms of this Section 9.2(e) relating to such purchase and sale;

(iii)   The Transfer of the Units by the Seller as contemplated by this Section 9.2(e) is not subject to the consent or approval of any governmental authority, court or Person (except for such consents or approvals that shall have been obtained); and

(iv)   The compliance with and performance of the terms and provisions of this Section 9.2(e) relating to such purchase and sale by or on the part of the Seller will not conflict with or result in the breach of any of the terms, conditions or provisions of any agreement or instrument to which the Seller is a party or by which he may be bound, or give rise to a right of termination or accelerate the performance of any obligation thereunder, or constitute a default thereunder or result in the creation or imposition of any claim, liens, pledges, restrictions or encumbrances of any nature whatsoever against the Units being purchased and sold.

(f)   Escrow. If the sale is not for 100% cash, said Repurchase Units shall be held in escrow by the Escrow Agent until complete payment of the entire Purchase Price, at which time such Repurchase Units shall be released.

(g)   No Voting. During the period that the Repurchase Units shall be held in escrow pending payment of the note evidencing the balance of the Purchase Price, the Seller shall not be entitled to exercise any voting rights or receive distributions with respect to the Repurchase Units. Unless and until a payment default occurs, Purchaser shall be entitled to exercise voting rights and to receive distributions with respect to the Repurchase Units.

(h)   Events Causing Acceleration of Payout Provisions. The entire unpaid balance of the Purchase Price on any of the installment payment provisions of this Agreement for the Repurchase Units shall be accelerated and become due and payable upon the occurrence of the following events:

(i)   Dissolution or complete liquidation of the Company;

(ii)   Assignment for the benefit of creditors, bankruptcy, or an appointment of a receiver for the Company;

(iii)   The sale of substantially all of the assets of the Company; or

(iv)   The merger or consolidation of the Company in a transaction in which the Company is not the surviving company

9.3   Application of Death Insurance Proceeds.

(a)   The legal representatives of the Seller's estate shall furnish to the Purchaser and the Company such proof of death and other instruments, certificates and documents as may be necessary or required by the respective carriers issuing any insurance policies on the Seller's life, if any. Provided that the Purchaser and the Company are furnished with all required proof, instruments, certificates and documents, they or it shall make proper application for payment of the proceeds payable under such policies, if any, for the use and payment thereof in accordance with the provisions of Sections 9.2(c)(i) and 9.2(d)(ii) above. The legal representatives of the Seller's estate shall provide to the Purchaser and the Company such assistance as may be reasonably required in order to cause the insurance carriers to make timely payment upon the insurance policies. Notwithstanding anything contained in Section 9 to the contrary, if the Purchaser determines that a buyout of the Seller's Units cannot be achieved, the Purchaser shall dissolve the Company and liquidate its assets pursuant to the liquidation provisions contained in this Agreement.

(b)   Notwithstanding anything contained in Section 9 to the contrary, if the Non-Disabled Members determine that a buyout of the Disabled Member's Units cannot be achieved, the Non-Disabled Members shall dissolve the Company and liquidate its assets pursuant to the liquidation provisions contained in this Agreement.

9.4   Involuntary Transfers.

(a)   Upon the occurrence of any involuntary transfer ("Involuntary Transfer") (as hereinafter defined), such Member shall be deemed to have made an offer to sell his Units as of the date of discovery of such Involuntary Transfer at a price equal to the lesser of (i) seventy-five (75%) percent of the Value of the Member's Units as determined under Section 10 hereof; and (ii) the purchase price paid, if any, to such Member pursuant to such Involuntary Transfer. The payment terms shall be in accordance with the Installment Method.

(b)   For purposes of this Agreement, the term "Involuntary Transfer" shall mean the occurrence of any one of the following events:

(i)   a Class A or Class B Member's Bankruptcy;

(ii)   a Class A or Class B Member's conviction for a felony or plea of guilty or 'nolo contendere' to a felony; or

(iii)   a Class A or Class B Member's divorce, unless said Member satisfies any divorce decree or judgment with property other than his Units or any right inherent therein and said Class A or Class B Member's former spouse has no rights whatsoever with respect to such Member's Units or the Company's operation.

9.5   Further Restrictions on Transfer. No Member shall Transfer or in any other way alienate all or any part of his Units in the Company if the Units to be sold or exchanged, when added to the total of all other Units sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would result in the Company's termination under Section 708 of the Code.

9.6   Substitute Members. An assignee shall have the right to become a Substitute Member if: (i) the requirements of Section 9.8 are met; (ii) such Person executes an instrument satisfactory to the Managers accepting and adopting the terms and provisions of this Agreement; (iii) such Person pays any reasonable expenses in connection with its admission as a Substitute Member; and (iv) such Person is approved by Unanimous Consent.

9.7   Permitted Transferee.

(a)   Notwithstanding any provisions to the contrary contained herein, a Class A Member may Transfer during his lifetime or pursuant to a testamentary transfer all or any part of his Class A Units to: (1) the Class A Member's spouse or children; or (2) a member of the Immediate Family, or if said Immediate Family member is a minor, to any person as custodian for such minor. Any other Transfer of Units by a Class A Member or Class B Member shall

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require Unanimous Consent. Each of the transferees permitted pursuant to this Section 9.7(a) and Section 9.7(b) shall be referred to herein as a "Permitted Transferee." With respect to Class A Units owned jointly by Sam and Leyla, any lifetime Transfer contemplated hereby shall require the joint consent of Sam and Leyla for so long as both of them are alive. Thereafter, and provided that such survivor has sole ownership rights to such Class A Units, the survivor of them shall have the right to make Transfers in accordance herewith.

(b)   Prior to any Transfer pursuant to the provisions of this Section 9.7, the Class A or Class B Member must notify the Company and the other Members, in writing, as to the identity of the Permitted Transferee, and the Units to be Transferred. Such Transferring Members agree to cause the Company to take all necessary steps to consummate the Transfer of Units. Thereafter, the Member may transfer his Units to the Permitted Transferee. All Units acquired by a Permitted Transferee shall be acquired subject to the terms and conditions of this Agreement and the Permitted Transferee shall not Transfer the whole or any part of the Units acquired, or any other Units thereafter held or owned, except in accordance with this Agreement.

9.8   Effect of Transfer.

(a)   Any permitted Transfer of all or any portion of a Member's Units in the Company shall take effect on the date of Transfer.

(b)   Any Assignee of Units in the Company shall take subject to the restrictions on transfer imposed by this Agreement.

(c)   Upon any Transfer of a Member's Units in the Company, unless the Assignee is admitted as a Substitute Member pursuant to Section 9.6 herein, the Assignee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, but shall only be entitled to share in the Company's Profits, Losses and distributions of the Company's assets pursuant to this Agreement and the Nevada Act, to which the transferor was entitled, and the extent transferred.

(d)   A Member ceases to be a Member and to have the power to exercise any rights or powers of a Member upon the assignment of all of its Units.

Section 10. - Determination of Value

10.1   Value of the Company. Upon any Transfer of a Class A or Class B Member's Units pursuant to this Agreement, the total value of the Company ("Company Value") shall be the Fair Market Value of the Company, as hereinafter defined. For purposes of this Agreement, the "Fair Market Value of the Company" shall be the then-current fair market value of the Company assets (as of the last date of the month immediately preceding the triggering event, unless otherwise set forth herein), less Company liabilities, according to generally accepted accounting principles, consistently applied. For purposes hereof, the fair market value of the Company shall be determined (if and when needed) by an appraisal prepared by an appraiser (selected by Unanimous Consent or the Member surviving the decedent (the "Surviving Members")) with not less than ten (10) years of experience in valuing ongoing businesses in the pharmaceutical industry. If the Selling Member or the legal representatives of a Decedent's estate, as the case may be, disputes such appraisal, such party shall obtain another appraisal (through an appraiser with not less than ten (10) years of experience in valuing ongoing businesses in the pharmaceutical industry, and the average of the two (2) appraisals shall determine the Fair Market Value; <u>provided</u>, however, that the higher value is within ten (10%) percent of the lower value. If the higher value is not within ten (10%) percent of the lower value, then the two (2) appraisers shall select a third appraiser, whose valuation shall be final and binding. The Surviving Members shall pay for their appraiser, the Selling Member or legal representatives of the Decedent's estate, as the case may be, shall pay for its appraiser, and the third appraiser, if any, shall be paid fifty (50%) percent by the Surviving Members and fifty (50%) percent by the Selling Member or legal representatives of the Decedent's estate, as the case may be.

10.2   <u>Value of the Units owned by a Member</u> . The Value of the Units owned by a Member shall be the Company Value multiplied by the Percentage Interest of such Member.

Section 11. - Escrow Arrangement for Collateral

11.1   <u>Escrow</u>. If a sale of a Member's Units in a Company is effectuated among any of the parties to this Agreement under any of the provisions hereof, and if any portion of the Purchase Price is payable after the closing, the assignment for the Units being sold and the assignment of any purchasing Member's Units in the Company shall be delivered, at the closing, to an escrow agent acceptable to the Class A Members (the "Escrow Agent"), who shall then hold such assignment pursuant to the terms and conditions provided below in Section 11.2. If the Members do not agree on the Escrow Agent, the attorney then representing the Company shall be designated as the Escrow Agent. Neither such attorney nor any member of the law firm of which he is a member, shall be precluded from representing any of the Members hereof by virtue of such escrow.

11.2   <u>No Voting Rights</u>. During the period that the assignment of a Class A Member's Units shall be held in escrow pending payment of the note evidencing the Purchase Price, the Seller shall not be entitled to exercise any voting rights with respect to such Units, other than in any circumstances where such vote is necessary to insure that the Company is classified as a partnership for Federal income tax purposes. Upon receipt of evidence satisfactory to the Escrow Agent of payment in full of said note, the Escrow Agent shall give the Seller written notice thereof and unless such evidence is contradicted by the Seller within ten (10) days after the receipt of such notice, the Escrow Agent shall turn over the assignment of the Units sold to the purchaser thereof, and the Escrow Agent shall return the evidence of the purchaser's Units in the Company, if any. Upon receipt of evidence of default of more than thirty (30) days in the payment of any such note after the giving of written notice thereof by the Seller to the Escrow Agent and to the purchaser, unless such evidence is contradicted by the purchaser within ten (10) days after the receipt of such notice of default, the Escrow Agent shall be authorized to sell the Units that had been sold together with the Units of the purchaser, if any, and all other property then being held by him or his in escrow in a public or private sale, at which public sale the Seller shall have the right to bid and purchase the Units being sold. The Escrow Agent shall apply all of the proceeds from such sale (i) to the payment of any and all expenses of such sale, including reasonable attorney's fees, (ii) to the payment of the balance owed by the purchaser or purchasers to the Seller and (iii) any excess thereof to be paid over to the purchaser or purchasers. The Seller shall also retain any and all rights and remedies available by law. If the

Escrow Agent shall receive conflicting notices from the Seller and any purchaser, the Escrow Agent shall not act in respect of either of such notices, but shall thereafter act with respect to the assignment in accordance with any of the following:

(a)   A new notice signed jointly by the Members or their representatives; or

(b)   A certified copy of a judgment of a court of competent jurisdiction specifying the action to be taken by the Escrow Agent, as to which the Escrow Agent shall have received an opinion of counsel satisfactory to the Escrow Agent in his sole and absolute discretion that such judgment is final beyond appeal.

11.3   Release of Escrow Agent. Upon performance of his duties in accordance with the provisions hereof, the Escrow Agent shall be relieved and discharged of any and all liabilities hereunder. The Escrow Agent shall in no event have any liability for any act or omission to act except those which constitute willful misconduct and shall be indemnified and held harmless from and against any loss, liability and expense incurred without willful misconduct on the part of the Escrow Agent arising out of or in connection with the acceptance by the Escrow Agent of the Escrow Agent's duties hereunder, including the cost and expense of defending himself or herself against any claim of liability hereunder.

11.4   No Mortgage or Pledge. During the period in which any assignment of a Member's Units shall be held in escrow pursuant to the provisions hereof, the Other Members shall not take any action to mortgage or pledge all or substantially all of the Company's assets or otherwise materially and adversely affect the rights, powers, privileges and equity interest represented by the assignment of Units held in escrow.

Section 12. - Drag-Along Rights

12.1   Drag-along Rights.

(a)   Participation. If the holders of a majority of the Class A Units (the (collectively, the "Selling Class A Members") receive a bona fide offer from a third party to consummate, in one transaction or a series of related transactions, a Significant Sale which they wish to accept (a "Drag-along Sale"), the Selling Class A Members shall have the right to require that each Class B Member (each, a "Drag-along Member") participates in such sale in the manner set forth in this Section 12.1. Notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote (if necessary or applicable) in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

(b)   Sale Notice. The Selling Class A Members shall exercise their rights pursuant to this Section 12.1 by delivering a written notice (the "Drag-along Notice") to the Company and each Drag-along Member no more than ten (10) business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than fifteen (15) business days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Selling Class A Member's rights and obligations hereunder and shall describe in reasonable detail:

(i) the name of the person or entity to whom such Units are proposed to be sold;

(ii) the proposed date, time and location of the closing of the sale;

(iii) the Units to be sold by the Selling Class A Members, the purchase price and the other material terms and conditions of the Drag-along Sale; and

(iv) a copy of any form of agreement proposed to be executed in connection therewith.

(c) Units to be Sold. Subject to paragraph (d), each Drag-along Member shall sell in the Drag-along Sale the same proportion of his Units as the Sellers are selling of their (combined) Units.

(d) Conditions of Sale. The consideration to be received by a Drag-along Member shall be the same form and amount of consideration per each Share to be received by the Selling Class A Members, and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which each Selling Class A Member sells his Units. Each Drag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Class A Members make or provide in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Class A Members, the Drag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Selling Class A Member and each Drag-along Member severally, and not jointly, and any indemnification obligation shall be pro-rata based on the consideration received by the Selling Class A Members and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Class A Members and each such Drag-along Member in connection with the Drag-along Sale.

(e) Expenses. The fees and expenses of the Selling Class A Members incurred in connection with a Drag-along Sale and for the benefit of all Members (it being understood that costs incurred by or on behalf of Selling Class A Members for their sole benefit will not be considered to be for the benefit of all Members), to the extent not paid or reimbursed by the Company or the third party, shall be shared by all Members on a pro-rata basis, based on the consideration received by each Member; provided, however, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f) Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Class A Members.

Section 13. - Term of the Company

The Company's existence shall be perpetual and shall not terminate until the occurrence of any of the following events:

(a)   Unanimous Consent;

(b)   At such earlier time as may be provided by applicable law;

(c)   The sale, disposal, conveyance or distribution of all or substantially all of the assets of the Company;

(d)   The death of the last to survive of the Class A Members; or

(e)   The entry of a decree of judicial dissolution.

Section 14. - Fiscal Year and Accounting Method

For income tax purposes, the Company's fiscal year shall be as determined by the Members, and the Company's books shall be kept on the cash or accrual method of accounting as determined by the Managers. Such method when so adopted shall be consistently followed by the Company, subject, however to the Company's right to change its method of accounting for income tax purposes as allowed by law. The accounting for Company purposes shall be made in accordance with generally accepted accounting principles.

Section 15. - Termination of a Member

The resignation, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event which would terminate a Member's Units as a Member in the Company shall not dissolve the Company and shall not require the consent of the remaining Member to continue the Company.

Section 16. - Books and Records

16.1   Maintenance. The Managers shall keep or cause to be kept complete and accurate books with respect to the Company's business. The Company's books at all times shall be maintained at the Company's principal office. Each Member or its duly authorized representative shall have the right to examine the Company's books and records at reasonable times upon reasonable prior notice to the Company.

16.2   Tax Returns. The Company's books shall be closed at such intervals as the Managers shall determine but not less frequently than annually as of the end of each calendar year by the certified public accountants then regularly retained by the Company. Such certified public accountants for the Company may be changed at any time and from time to time by the Managers. Such accountants shall prepare the Federal income tax returns for the Company together with a report for each Member for Federal income tax purposes indicating the portion of each Member of the Company's profits and losses for such year. The Class A and Class B Members shall each receive a copy of the appropriate report within a reasonable period of time after the close of each fiscal year and promptly after its receipt by the Company and approval by the Managers.

16.3   Reliance. A Member of the Company shall be fully protected in relying in good faith upon the Company's records and upon such information, opinions, reports or statements presented to the Company by any of its other Members, officers, employees, or committees of the Company, or by any other Person, as to matters the Member reasonably believes are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

Section 17. - Confidentiality; Restrictive Covenants

17.1   Confidentiality. Each Member acknowledges that he will be or has been provided with proprietary and confidential information of the Company, including but not limited to information about operational methods, costs, profits, markets, equipment, patients and customers, products, personnel, pricing policies, insurance and billing procedures, technical processes and other business affairs, methods, plans and other information not in the public domain (collectively, "Confidential Information"). Each Member covenants and agrees, while a Member of the Company and at all times thereafter:

(a)   That he will keep secret all Confidential Information and not disclose such matters to anyone other than Members, Managers, officers, employees and authorized agents or professionals of the Company, except with Company's prior written consent;

(b)   That he will not make use of any of such Confidential Information for his own purposes or the benefit of anyone other than the Company; and

(c)   That he will deliver promptly to the Company at any time upon the Company's request, all Confidential Information (and all copies thereof).

The foregoing confidentiality requirements shall not apply to information which now or hereafter becomes available to the public, through no fault of a Member, or information which is legally and lawfully obtained by a Member from a third party independent of Company without a similar obligation of confidentiality.

17.2   Non-Compete. Each Member hereby covenants and agrees that while he is a Member and for a period of two (2) years thereafter he shall not, directly or indirectly, either alone or in association with others, and whether as a director, shareholder, officer, partner, investor (with more than a 1% interest), member, manager, consultant, independent contractor, employee or agent:

(i) anywhere in the world, compete with the Company, including without limitation in any enterprise which engages in the business of providing the same or similar services provided by the Company; or

(ii) solicit the employment of any employee working for the Company; or

(iii) solicit any customer of the Company for any business providing the same or similar services provided by the Company;

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(iv) solicit any referral source or contractor of the Company for any business providing the same or similar services provided by the Company.

17.3   Survival. Notwithstanding anything to the contrary, each Member's obligations with respect to confidentiality and restrictive covenants shall survive the termination of such Member's equity in the Company or the expiration of this Agreement.

17.4   "Blue-Pencil" Doctrine. The parties intend to provide the Company with the maximum protection possible with respect to the restrictions contained in this Section 17; however, the parties hereto do not intend to include a provision that contravenes the public policy of any state or any court of competent jurisdiction. Therefore, if any provision of this Section 17 is unlawful, against public policy or otherwise declared void, such provision shall not be deemed part of this Agreement, which otherwise shall remain in full force and effect. If, at the time of enforcement of this Agreement, a court or other tribunal holds that the duration, scope or area restriction stated herein is unreasonable under the circumstances then existing, the parties agree that the court should enforce the restrictions to the maximum extent it deems reasonable.

17.5   Injunctive Relief. If a Member commits a breach of any of the provisions of this Article 17, the Company shall have the right to seek injunctive relief (without the obligation to post a bond or security) and to have such provisions specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach may cause irreparable injury to the Company and that money damages may not provide an adequate remedy to the Company. If the Company obtains such injunctive or equitable relief, the breaching Member shall be liable to the Company for all reasonable legal fees, costs and expenses.

Section 18. - Tax Matters Member

18.1   **Designation of Member Representative**. Butero is hereby designated as the "Tax Matters Member" under Section 6231(a)(7) of the Code and as the "Member Representative" of the Company for purposes of Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provision of state or local tax laws (the "Partnership Tax Audit Rules"), and is hereby authorized and required to represent the Company in connection with all examinations of the Company by tax authorities. Each Member expressly consents to such designations and agrees that upon the request of the Managers, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Manager is specifically directed and authorized to take whatever steps he, she or it deems necessary or desirable to perfect any such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury Regulations.

18.2   **Authority of Member Representative**. The Member Representative (i) shall manage audits of the Company conducted by the Internal Revenue Service or any other taxing authority pursuant to the audit procedures under the Code and the Treasury Regulations promulgated thereunder or other applicable law, (ii) is authorized to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings and (iii) shall have full authority to extend the statute of limitations and to control or settle any tax audit, proposed adjustment or other proceeding on behalf of the Company. The Member Representative is specifically authorized, in its sole discretion, to elect pursuant to Code Section 6221(b) (or any successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, or to make a "push out" election pursuant to Code Section 6226.

18.3   **Audit expenses**. Any expenses incurred by the Member Representative shall be borne by the Company. Such Company costs shall include attorneys' fees, fees of other tax professionals, accountants, appraisers and experts and filing fees.

18.4   **Steps following partnership adjustment**. If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Member Representative has not caused the Company to make the "push out" election under Code Section 6226, then:

(a)   The Members shall take such actions requested by the Member Representative, including filing amended tax returns and paying any tax due in accordance with Code Section 6225(c)(2);

(b)   The Member Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5), and to allocate the burden of any taxes, interest, penalties and related expenses that are payable by the Company as a result of such partnership adjustment (such taxes, interest, penalties and related expenses shall be referred to as "Entity Level Taxes"), to the Members to whom such Entity Level Taxes are attributable.

(c)   Each Member agrees to pay to the Company, within thirty (30) days following a written demand by the Company, such Member's allocable share of any such Entity Level Taxes. A Member's allocable share of any such Entity Level Taxes shall include the Entity Level Taxes allocable to any prior owner(s) of such Member's Units, and such Member's capital account will be credited with the amount of such contribution and debited by an equal amount with respect to the Company's payment of such Entity Level Taxes attributable to such Member, such that the net effect on such Member's capital account is zero, and the Member shall not be treated as having made a capital contribution. The Company shall be entitled to withhold, pursuant to the terms of this Agreement, such Member's allocable share of any Entity Level Taxes from any distributions otherwise payable to a Member.

18.5   **Notice**. The Member Representative shall keep the Class A Members informed of all administrative and/or judicial proceedings for the adjustment of partnership items for purposes of relevant partnership audit procedures. Without limiting the generality of the foregoing sentence, the Member Representative shall: (a) within a reasonable period of time after receiving any written or oral notice from a taxing authority provide a copy of such notice to the other Members; (b) allow the Members a reasonable opportunity to comment on any proposed response to a taxing authority; and (c) consider in good faith any comments that such Members may have.

18.6   **Members to act consistently**. Each Member agrees to file all federal, state and local tax returns on a basis consistent with any actions taken under this Section.

18.7   **State and local tax**. If any state, local or non-U.S. tax law provides for a "tax matters partner," "partnership representative" or person having similar rights, powers, authority or obligations, the Managers shall also serve in such capacity. With respect to any such state, local or non-U.S. tax law, the Managers shall have all rights, powers and privileges as are set forth in this Section, and shall be entitled to make any comparable elections, determinations or payments to those set forth in this Section.

18.8   **Members' obligations survive**. The obligations of each Member or former Member under this Section shall survive the transfer or redemption by such Member of his or her Units and the termination of this Agreement or the dissolution of the Company.

Section 19. - Indemnification

Neither the Members nor any Managers shall be liable to the Company or any Member for any liability, loss, damage, cost or expense which may arise out of or in connection with any act or conduct on the part of the Members or Managers without fraud or willful misconduct, including, but not limited to, the failure to obtain and/or maintain any insurance policy or the insufficiency of any coverage thereunder, or the failure to insure against any particular risk, any unforeseen losses caused by strikes, labor troubles, riots, fires, power outages, tornadoes, floods, acts of a public enemy, insurrections, acts of God, breakdown or failure of plant or machinery, the failure to perform its obligations hereunder due to restrictions or prohibitions imposed by law, rule, regulation or demand of any governmental agency, or from any other cause beyond the control of the Members or a Manager.

Section 20. - Limitation on Liability

Except as otherwise provided by the Nevada Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company; and no Member, Manager, employee or agent of the Company shall be obligated personally for any such debt, obligation or liability of the Company, or for any debt, obligation or liability of any other Member, Manager, employee or agent of the Company, by reason of being a Member, or acting as a Manager, employee or agent of the Company. No Member shall be required to loan any funds to the Company. Except as may be expressly provided otherwise herein, no Member shall be required to make any contribution to the Company by reason of any negative balance in its Capital Account, nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party.

Section 21. - Miscellaneous

21.1   Organizational Fees. The Company shall pay all expenses incurred in the organization of the Company.

21.2   Company Property. Title or interest to any or all Company property may be acquired and/or held for the Company purposes set forth in this Agreement in the Company name and/or in the name of any nominee as the Members may designate. The Members shall have the right to enter into nominee agreements with any such nominee on the Company's behalf and such agreements may provide for indemnifying such nominee from all claims, damages, costs, expenses or liabilities arising therefrom other than as may be due to or result from the willful misconduct of such nominee.

21.3   Notices. All notices or writings required to be given hereunder or deemed necessary or desirable by any party hereto shall be given in writing addressed to the Company at its principal business office and to each Member at the address set forth on the books and records of the Company which address may be changed by notice forwarded to the Company, in accordance herewith, and shall be delivered either: personally; by certified mail, return receipt requested; or by nationally-known overnight courier (e.g., Federal Express).

21.4   Failure of Member to Comply with Terms of this Agreement. If any Member fails to perform in accordance with, or to comply with the terms and conditions of this Agreement, then the Members acknowledge that all other Members bound by this Agreement will have no adequate remedy at law and shall be entitled to such equitable and injunctive relief as may be available to restrain a violation or threatened violation of the provisions of this Agreement or to specifically enforce the provisions hereof.

21.5   Governing Law; Venue. This Agreement shall be interpreted in accordance with, and the rights of the parties hereunder shall be determined by, the substantive laws of the State of Nevada (without regard to its conflicts of laws provisions). The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought exclusively in the state courts of the State of Nevada or the Federal District Court located in Nevada and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Nevada. Each of the parties hereby irrevocably consents to the jurisdiction of such courts in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient forum.

21.6   Severability. If any provision of this Agreement shall be declared invalid, cause the Company not to be treated for income tax purposes as a partnership, then and in any of such events, such provision(s) shall be deemed to be invalid, and notwithstanding any such invalidity, the remaining provisions of this Agreement shall remain in full force and effect as if such invalid provisions(s) had not been a part hereof.

21.7   Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto, and to their respective heirs, executors, administrators and assigns; provided however, that none of the provisions of this Agreement shall be for the benefit of nor shall they be enforceable by any creditor of the Company or of any Member.

21.8   Construction. As used in this Agreement, the masculine gender shall include the feminine or neuter gender and the neuter gender shall include the masculine or feminine gender, the singular shall include the plural and the plural shall include the singular, wherever appropriate to the context.

21.9   Execution. This Agreement may be executed in any number of counterparts, each of which shall be considered an original. This Agreement may be executed by 'pdf' or facsimile.

21.10   Amendment. This Agreement may be amended only by Unanimous Consent.

21.11   Gender. All words used in this Agreement will be construed to be of such gender or number as the circumstances require.

21.12   No Resignation. Except as otherwise provided herein, a Member may not resign from the Company prior to the dissolution and winding up of the Company.

21.13   Headings. The headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

21.14   Partnership. It is the intent of the Members that the Company be treated as a partnership for all tax purposes.

21.15   Special Disclosures re: the Business. The parties hereto understand that there are unusual and very significant legal risks and concerns regarding the Business. For example: (i) the cultivation, processing, distribution and sale of the medical agricultural products contemplated by the Company in the Business are illegal under Federal law; (ii) an investment (whether direct or indirect through various entities) in an entity which that engages in such activities does not necessarily protect the Company or its Members against enforcement of the laws applicable to those activities or to an enterprise that engages in those activities; (iii) Federal law still classifies the primary agricultural product of the Business as a Schedule I controlled substance under the Controlled Substance Act (21 U.S.C. § 801, et seq.), which statute provides for lengthy criminal penalties for violations involving primary agricultural product of the Business; (iv) the legality of certain activities relating to such product under state law does not protect the Company or its Members against enforcement of Federal law; and (v) contracts involving a Federally prohibited business may be deemed to be unenforceable.

21.16   Waiver of Illegality Argument. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO ASSERT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL DEFENSES, ARGUMENTS OR CLAIMS BASED ON ILLEGALITY OF THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE BUSINESS PURSUANT TO THE CONTROLLED SUBSTANCES ACT, 21 U.S.C. § 801, ET SEQ.

21.17   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

21.18 <u>Binding Agreement</u>. This Agreement constitutes the entire agreement among the parties with respect to matters contained herein, and supersedes in its entirety any and all prior agreements or understandings, oral or written (including but not limited to prior operating agreements), by or among any or all of the undersigned.

21.19 <u>Equitable Remedies</u>. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond). The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided herein to the contrary.

21.20 <u>Advice of Counsel</u>. Each person signing this Agreement:

(a) understands that this Agreement contains legally binding provisions;

(b) is advised, and has had the opportunity, to consult with his or his own attorney;

(c) has either consulted with an attorney or has consciously decided not to consult with an attorney; and

(d) acknowledges that Mandelbaum Salsburg P.C. has acted as counsel to the Company in this matter.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Members and the Company have executed this Operating Agreement of Stenergy LLC as of the day and year first above written.

_____
Sam Butero, Class A Member, as a joint tenant with Leyla Butero, with a right of survivorship

_____
Leyla Butero, Class A Member, as a joint tenant with Sam Butero, with a right of survivorship

COMPANY:

Stenergy LLC

By: _____
      Sam Butero, Manager

By: _____
      Leyla Butero, Manager

The undersigned Managers hereby accept and agree to the terms of this Operating Agreement.

_____   Date: _____August 31st_____, 2018
Sam Butero, Manager

_____   Date: _____August 31st_____, 2018
Leyla Butero, Manager

Exhibit A

Cap Table

Units Authorized by Operating Agreement as of Effective Date:

60,000 Class A (voting)
30,000 Class B (non-voting)
10,000 Class C (non-voting) [1]

Member	Type and Number of Units	Initial Capital Contribution	Percentage Interest (on a fully-diluted basis)
Sam Butero and Leyla Butero, as joint tenants with a right of survivorship	60,000 Class A Units	$305,000	60%
Joshua Kagan	5,000 Class B Units	$25,000	5.00%
John L. Suprock and Laurie Suprock Joint Trust	2,000 Class B Units	$20,000	2.00%
Isaac Kairey	3,750 Class B Units	$50,000	3.75%
Marc Liechtung	3,750 Class B Units	$50,000	3.75%
David Masor	3,750 Class B Units	$50,000	3.75%
Treasury	TBD Class B and C Units	TBD	21.75%
TOTAL	60,000 Class A 18,250 Class B 0 Class C	$500,000	100.00%

---

[1] As of the date hereof, the Company has not adopted an Incentive Plan and has not issued Class C Units pursuant to a Restricted Unit Agreement.

FIRST AMENDMENT TO
OPERATING AGREEMENT OF
STENERGY LLC

This First Amendment to Operating Agreement ("**First Amendment**") is made and entered into as of January 1, 2022, by and among Stenergy LLC, a Neveda limited liability company ("**Company**"), and the persons or entities executing this First Amendment as members of the Company (individually, as "**Member**", and collectively, the "**Members**").

RECITALS

A.   The Company and the Members entered into that certain Operating Agreement dated as of August 31, 2018 (as amended, restated or otherwise modified from time to time, the "**Operating Agreement**").

B.   The parties desire to amend the Operating Agreement with respect to: (i) the Business definition; and (ii) the number of Units owned by each Member, capital contributed, and Percentage Interest as of the date hereof.

NOW, THEREFORE, the parties hereto agree as follows:

1.   The definition of Business in Section 4 shall be deleted in its entirety and replaced with the following new definition:

"**Business**" means, in general, a health and wellness company with natural products that provide support for the maintenance of good health.

2.   Section 5.7 shall be deleted in its entirety and replaced with the following:

"5.7 <u>Equity; Voting</u>. The Company's equity shall be divided into two classes. Class A Members shall own Class A Units and shall have the right to vote. Class B Members shall own Class B Units and shall not have the right to vote, but shall otherwise share the same economic benefits as the Class A Members. The Company is hereby authorized to issue up to 60,000 Class A Units, 940,000 Class B Units, however, nothing herein shall prevent the Company from authorizing the issuance of additional Class A and Class B Units. The identity of Class A and Class B Members and their Units is set forth on <u>Exhibit A</u> attached hereto. When a vote or the consent of the Members is required by this Agreement, such vote or consent shall be solely by the Class A Members. Unless an alternate type of consent is specifically identified herein, any matter requiring the consent of the Members shall require Unanimous Consent of Class A Members. To the greatest extent allowed by law or except as specifically allowed herein, Class B Members shall have no right to vote or participate in the management or operation of the Company."

3.   <u>Exhibit A</u> to the Operating Agreement shall be deleted in its entirety and replaced with the new <u>Exhibit A</u>, attached hereto and made a part hereof.

4.   The parties to the Operating Agreement hereby acknowledge, approve and agree that certain individuals and entities have been granted Units based upon their contributions to the Company. All such grants to date are reflected on <u>Exhibit A</u> attached hereto.

5.   All acts taken by the Managers since the last meeting of the Members are hereby adopted, approved and ratified.

6.   Capitalized terms not defined herein shall have the meanings ascribed to them· in the Operating Agreement. In all other respects, the terms and conditions of the Operating Agreement shall remain unchanged.

7.   This First Amendment may be signed in counterparts each of which, taken together, shall constitute one and the same First Amendment. Further, this First Amendment may be signed via facsimile, PDF, DocuSign or other electronic means.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have hereunto signed this First Amendment as of the date first above written.

COMPANY:

STENERGY LLC,
a Nevada limited liability company

By: Samuel J Butero
Samuel J. Butero, its Manager

By: Leyla Butero
Leyla J. Butero, its Manager

EXHIBIT A

Units Issued/Authorized by Operating Agreement as of October 1st, 2022.

60,000 Class A (voting)
940,000 Class B (non-voting)

Member	Type and Number of Units	Capital Contribution	Percentage Interest (on a fully-diluted basis)
Samuel J. Butero and Leyla J. Butero, as joint tenants with a right of survivorship	60,000 Class A Units	N/A	6.00%
Joshua Kagan	50,000 Class B Units	$25,000	5.00%
John L. Suprock	50,000 Class B Units	$120,000	5.00%
Isaac Kairey	50,000 Class B Units	$62,500	5.00%
Marc Liechtung	50,000 Class B Units	$62,500	5.00%
David Masor	50,000 Class B Units	$50,000	5.00%
Eden Capital	82,000 Class B Units	N/A	8.20%
Eastgate Pharmaceutical	95,000 Class B Units	N/A	9.50%
Trans International Holding Company	187,000 Class B Units	$187,000	18.70%
Trans Family Holding Company	62,000 Class B Units	$62,000	6.20%
Leo Lu	50,000 Class B Units	$50,000	5.00%
Reg CF	214,000 Class B Units Authorized	$1,070,000	21.40%
TOTAL	60,000 Class A Units + 726,000 Class B Units + 214,000 Reg CF Units = 1,000,000 Units	$774,000 + $1,070,000 = $1,844,000	78.60% + 21.40% = 100.00%

4

EXHIBIT E: FORWARD BUSINESS PLAN

2022



Samuel & Leyla Butero

838 E. high St., #276, Lexington, KY 4050

5/25/2022

The undersigned reader of the **STENERGY** Business Plan hereby acknowledges that the information provided is completely confidential and therefore the reader agrees not to disclose anything found in the business plan without the express written consent of **STENERGY.**

It is also acknowledged by the reader that the information to be furnished in this business plan is in all aspects confidential in nature, other than information that is in the public domain through other means and that any disclosure or use of the same by the reader may cause serious harm and or damage to **STENERGY.**

Upon request, this business plan document will be immediately returned to **STENERGY.** This is a business plan. It does not imply an offer of any securities.

This contract shall be governed by the laws of the state of Nevada and any applicable Federal law.

BUSINESS PLAN PURPOSE

This business plan is intended to secure funding for the operations of the company. This will afford us the opportunity of getting an allocation of adequate capital for the operations of the company. The funds so acquired will also assist the company in the provision of adequate health care services, building of the company website, marketing, and promotions and other required logistics.

This business plan relates to the business activities of **STENERGY.** The purpose of this plan is to lay out a clear and decisive path of action to achieve sustainable and successful business collaboration with investors and simultaneously create and maintain frequent returns on the adopted business model. However, this document is confidential and has been made available to **STENERGY;** strictly on the understanding that its contents will not be disclosed or discussed with third parties except for **STENERGY 's** own professional advisors.

Generally, investment in the business is synonymous with risk and returns. Therefore, this plan is strictly for information purposes only and does not constitute a prospect or invitation to subscribe for shares. This business plan also highlights our operational plan, our vision and mission statements, the business objectives, our services, market analysis as well as the financial projections among other contents of the business plan.

TABLE OF CONTENT

1.0 EXECUTIVE SUMMARY

They say, "A million ways to die-hard," but we say, "A million ways to help everyone live fine." Good health is prized and cannot really be bought. It can be extremely valuable more than a savings account. Health is considered a priority in life, and how it is handled in each stage of life matters more. It is conspicuously certain that **STENERGY** exists to mitigate and subdue this delinquency.

STENERGY is the company that offers a product named GluCora™.

GluCora™ has been approved by Health Canada, and its Natural Product Number is 80057426. We long to be the health industry distributors that "Provide support for healthy glucose metabolism and antioxidants for the maintenance of good health."

A key bioactive constituent of GluCora™, is Banaba leaf extract, containing 18% Corosolic Acid and incorporated into a self-nano-emulsifying delivery system. Banaba leaf extract has been shown to:

- Significantly lower fasting blood glucose levels.
- Significantly lower blood glucose levels following a carbohydrate rich meal.
- Improve clinical symptoms of diabetes.

Corosolic Acid in our proprietary delivery system has much higher bioavailability; it quickly causes greater than 10% decrease in fasting blood glucose levels after just one week of supplementation without producing symptoms of hypoglycemia.

- Low water solubility of Corosolic Acid leads to low bioavailability after oral administration in traditional dosage forms.

- Incorporation into the patented, self-nano-emulsifying system, licensed from EastGate Biotech significantly improves its oral absorption and is what makes GluCora™ so effective.

People will take two GluCora™ soft gels before each meal, and GluCora™ will help the body not to absorb the glucose in their food and store it as fat. This will be of great benefit to many people who are discouraged from eating foods that have a lot of carbohydrates; they can now eat carbohydrate-rich foods like bread and pasta, which will be used for energy or expelled. The side effects for health-conscious people will be weight loss and increased energy. We aim to provide everyone with an affordable, natural product that will manage their glucose levels and ultimately help them to maintain an active and healthy lifestyle, regardless of what they eat.

STENERGY is driven by our mission of improving the health of the people and communities we serve. We are committed to providing energy and health just as our name implies, as well as ensuring access to high-quality care and the latest technologies. We will also ensure that we comply with the laws and health regulations, wherever GluCora™ is sold, in the line of carrying out our duty. Our employees are well trained and qualified to handle a wide range of several services. **STENERGY** is currently accepting pre-orders for GluCora™ - Glucose Control Supplements.

STENERGY believes in building lifelong relationships and strategizing solutions for growth. With long-lasting, distinctive, and substantial solutions, we sustain to improve network and communication performance. We believe in performing the best and deliver maximum leverage to our clients, building a brighter future – together.

To ensure that our brand acquires and keeps customers in the critical market segments quickly and effectively, **STENERGY** plans to utilize a strong strategic marketing plan and various brand-building tactics to ensure its brand exposure. We have backed everything with intensive research and an almost obsessive drive to improve and innovate our services.

Paramount marketing strategies proven to boost business publicity and awareness will be carried out to ensure the necessary awareness and advertisement are achieved for our company both nationally and internationally. Digital methods, as well as conventional strategies, will be implemented in reaching our target audience. Social media platforms will be fully utilized; search engine optimization will also be leveraged.

A key factor of business we shall not handle with levity is client satisfaction. We will always ensure the highest quality of services to meet or surpass our client's expectations.

1.1 VISION AND MISSION STATEMENT

VISION

Our vision is that people embrace a natural product that is widely known to help metabolize glucose, with the effects amplified by patented technology, and then use GluCora™ every day and carry it with them like they would carry gum.

MISSION

To provide everyone with an affordable, natural product that will manage their glucose levels and ultimately help them maintain an active lifestyle regardless of what they eat.

1.2 CORPORATE OBJECTIVES

The following are the aims and objectives of **STENERGY:**

We believe that EastGate's technology may also be applicable to the delivery of other active pharmaceutical ingredients. We may also develop other novel formulations of pharmaceutical and natural products. The company has identified several biologically active existing molecules that address the unmet needs of patients, especially those with ever-growing chronic conditions. To run a profitable and sustainable business by increasing revenue while limiting expenses. To establish a monthly income growth rate of about 25%. To provide healthcare services regardless of the patient's financial condition.

1.3 OUR CORE VALUES

At **STENERGY,** we will uphold premium and distinct values such as:



- ♣ Effective Services.

- ♣ Efficient Solutions.

- ♣ Integrity.

- ♣ Customer-focused analysis.

- ♣ Quality.

- ♣ Affordability.

- ♣ Excellent client relationship.

1.4 KEYS TO SUCCESS

A critical success factor that is pertinent to the growth of our company is the number of clients we are able to attract with our standard service. Our efforts as a company will continually focus on increasing and improving our client base.



This would easily be achieved through ascertaining the following:

- ❖ **Fluid Transition**: We will ensure that we flow with the trends and stay relevant and promote our business practices by integrating more innovative and creative service methods.

- ❖ **Budget Adherence:** The most critical success factor faced by the company is proper management of its budget and successful completion of the company's initial funding.

- ❖ **Improvements**: We will always look for innovative and creative methods towards improving our services. We will not slow down a bit in our pursuit to always satisfy our subscribers with new, modern, and innovative products.

- ❖ **Knowledge about the Industry**: We aim to continue to update our knowledge with the latest and most profitable industry techniques and ideas that comply with local and international industry standards by keenly following the trends and learning from established players as well as bringing about new ideologies.

- ❖ **Communication**: We will adopt a flawless communication channel to all clients, which will enable excellent business transactions as well as a platform to continually learn from client's feedback.

- ❖ **Social Media Footprint:** It will be necessary for the company to create and maintain a strong social media plan with experienced professionals to execute the plan.

2.0 COMPANY OVERVIEW

2.1 OUR PASSION

Leyla has struggled with weight her entire adult life because of PCOS. One of the challenges of PCOS is that the body becomes insulin resistant; the body does not metabolize glucose and instead stores it as fat. She has really been struggling intensely since the birth of our second daughter to shed the pregnancy weight. She has diligently followed a strict diet and exercise protocols, to no avail. It is as if her body simply stores everything she eats. EastGate had licensed this product years ago but decided to move in another direction with a different product. Desperate to get Leyla's health under control, we asked about GluCora^{TM}, and they sent us six bottles. In two weeks, without dieting or exercise, Leyla lost 13 pounds, as well as inches from her waistline. She was losing weight even though she was eating rice, pasta, ice cream, bread, potatoes, etc. We were stunned. We did our homework on Banaba Leaf Extract and ordered Banaba Extract products from Swanson. After taking those pills for two weeks, nothing happened. We witnessed firsthand how EastGate's patented technology could elevate a natural product, increase its bioavailability, therefore, its effectiveness in the human body. Then we looked at the market, and with all this breakthrough technology that is going to simply make lives easier, we see a huge opportunity for people to manage their health and not restrict their eating habits. It is not too good to be true either, as we noticed that foods high in fat could not be managed by GluCora^{TM}.

2.2 LEGAL STATUS

The company has concluded plans to register the company as a Limited Liability Company in Nevada. We have chosen to operate as an LLC due to the following reasons:

- **Limited Personal Liability**

As an LLC, our personal liability is limited because an LLC is legally separate from its owners. LLCs are responsible for their own debts and obligations, and although we can lose the money we have invested in the company, personal assets such as our homes and bank accounts can't be used to settle business debts. Our personal assets are also protected if an employee, business partner or the business itself is sued.

- **Tax Advantage**

As an LLC, we get the best of all worlds when it comes to taxation. LLCs don't have their own federal tax classification but can adopt the tax status of sole proprietorships, partnerships, S corporations or C corporations.

The Internal Revenue Service automatically classifies LLCs as either partnerships or sole proprietorships, depending on whether they have one owner or more than one owner. This means that LLCs can always take advantage of "pass-through" taxation in which the LLC does not pay any **taxes** or corporate taxes. Instead, the LLC's income and expenses pass through to the owners' personal tax returns, and the owners pay personal income tax on any profits.

- **Flexible Profit Distributions**

As an LLC, we have flexibility in the way we distribute profits, and we aren't required to distribute them equally or according to ownership percentages. For example, two people may have equal interests in an LLC, but they may agree that one of them will receive a greater share of the profits because he or she contributed more money or labor in the business's startup phase.

2.3 COMPANY DESCRIPTION

Company Name	**STENERGY LLC**
Location	**838 E. High St., #276, Lexington, KY 40502**
Co-owner	**Samuel J. Butero and Leyla J. Butero**
Website	**www.stenergy-llc.com** https://live.vcita.com/site/ATMLLC
Email	**samuel@stenergy-llc.com** **leyla@stenergy-llc.com**
Phone Number	**859-300-1864**

MARKET INSIGHTS:

REPORT OVERVIEW

The global biotechnology market size was valued at USD 752.88 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 15.83% from 2021 to 2028. The market is driven by favorable government initiatives owing to the growth of the biotechnology sector in developing countries, such as India and China. Government initiatives are oriented towards modernizing the drug regulatory pathway, standardizing clinical studies, improving reimbursement policies, and speeding up the product approval process, thereby offering lucrative growth opportunities to the market. In addition, in 2019, small molecules dominated the pharmaceutical compounds pipeline with around 22 U.S. FDA approvals as compared to eight large molecules (biotech). Around 4 out of every 10 drugs are biotech derived, which can be attributed to the growing demand for orphan drugs and personalized medicine. This is driving the influx of emerging and innovative biotechnologies companies, further boosting the market revenue.



Germany biotechnology market size, by application, 2017 - 2028 (USD Billion)

26.29   29.08

2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

■ Health   ■ Food & Agriculture   ■ Natural Resources & Environment
■ Industrial Processing   ■ Bioinformatics   ■ Others

Source: www.grandviewresearch.com

Moreover, agricultural-input companies are focusing on improving the existing technologies that include the development of new stacked traits in crops and new germplasm by breeding innovations and gene sequencing. Companies are focusing on bringing agricultural innovations to the market for improving productivity with sustainable solutions. For instance, in February 2020, BASF announced that by 2029, the company will launch more than 30 projects for developing novel seeds, traits, biological and chemical crop protection solutions, new formulations, and digital products. Hence, extensive use of biotechnology techniques essential to enhance agricultural products contributes to the market growth.

APPLICATION INSIGHTS

The health application segment held the largest share of 48.64% in 2020 and this trend is expected to continue through the forecast period. The growth in the segment can be primarily attributed to the increasing prevalence of diseases. In addition, increasing focus on Agtech and providing bio-services, rising adoption of bioinformatic solutions, and flourishing bio-industrial sector are contributing to the segment growth.

The bioinformatics application segment is expected to expand at the fastest CAGR of 21.2% from 2021 to 2028 owing to the increasing alliances to coordinate and advance the adoption of informatics tools. For instance, in September 2020, GC Pharma entered into a partnership with Atomwise for discovering new ways of hemophilia treatment. The companies will focus on treatment options other than replacement therapies that are commonly used for hemophilia treatment. Atomwise's AI platform called AtomNet investigated potential targets by screening around 16 billion compounds in less than two days.

TECHNOLOGY INSIGHTS

The other technology segment held the largest share of 27.83% in 2020. DNA sequencing held the second-largest share in 2020. The growth in the segment can be attributed to the rising adoption of advanced DNA sequencing. For instance, in April 2020, the Baylor College of Medicine Human

Genome Sequencing Center (BCM-HGSC) received a grant from the National Institutes of Health for Pacific Biosciences Sequel II DNA sequencing instrument. It will help in improving sequencing efficiency and capacity. The new sequencer is capable of sequencing through tough regions in the human genome, hence enabling comprehensive genome sequencing



Global biotechnology market share, by technology, 2020 (%)

- DNA Sequencing
- Nanobiotechnology
- Tissue Engineering & Regeneration
- Fermentation
- Cell-based Assays
- PCR Technology
- Chromatography
- Others

Source: www.grandviewresearch.com

Nano-biotechnology is expected to expand at a CAGR of 16.8% from 2021 to 2028 owing to increasing technological advancement in the field of nanotechnology. For instance, in January 2021, Oxford Nanopore collaborated with NVIDIA for integrating NVIDIA DGX Station A100 in PromethION, the company's ultra-high-throughput sequencing system. The integration of such AI and computing tools helps in quick and accurate DNA or RNA sequencing for increasing the availability of nanopore sequencing data.

REGIONAL INSIGHTS

North America accounted for the largest share of 44.19% in 2020. The growth of the regional market can be attributed to several factors such as the presence of key players, extensive R&D activities, and high healthcare expenditure. In addition, expanding pool of companies operating in the region is receiving drug approvals, which is contributing to the market growth. For instance, in February 2021, Biogen Inc. received the U.S. FDA for PLEGRIDY (peginterferon beta-1a) that is used for the treatment of relapsing forms of multiple sclerosis. The approval expands the company's leading portfolio for multiple sclerosis treatment.

Asia Pacific is expected to expand at the fastest growth rate of 16.8% from 2021 to 2028. The growth of the regional market can be primarily attributed to improving healthcare infrastructure, supportive government policies, clinical trial services, and epidemiological factors. In addition, foreign companies are extensively collaborating with local companies for accelerating the biotechnology industry growth. For instance, in September 2019, Bayer AG completed a USD 63 billion merger agreement with Monsanto India for forming Bayer CropScience Ltd. This will help in including Monsanto's expertise in seeds and traits and digital farming applications to Bayer's product portfolio.

KEY COMPANIES & MARKET SHARE INSIGHTS

Companies are expanding their product portfolio through different business development strategies, such as acquisitions, mergers, and agreements. For instance, in September 2020, F. Hoffmann-La Roche Ltd. completed the acquisition of Inflazome, an Irish biotechnology firm engaged in the development of inflammasome inhibitors. The acquisition will give the company rights for Inflazome's complete portfolio of the clinical and preclinical small molecule of NLRP3 inhibitors. In addition, the company intends to develop NLRP3 inhibitors for targeting a wide variety of indications. Some prominent players in the global biotechnology market include:

- AstraZeneca
- Gilead Sciences, Inc.

- CELGENE CORPORATION

- Biogen

- Abbott

- Amgen Inc.

- Novo Nordisk A/S

- Merck & Co.

- Johnson & Johnson Services, Inc.

- Novartis AG

- Sanofi

- F. Hoffmann-La Roche Ltd.

- Pfizer, Inc.

- Lonza

BIOTECHNOLOGY MARKET REPORT SCOPE

Report Attribute	Details
Market size value in 2021	USD 1,006.68 billion
Revenue forecast in 2028	USD 2,438.90 billion
Growth rate	CAGR of 15.83% from 2021 to 2028
Base year for estimation	2020
Historical data	2017 - 2019
Forecast period	2021 - 2028
Quantitative units	Revenue in USD billion and CAGR from 2021 to 2028

Report coverage	Revenue forecast, company ranking, competitive landscape, growth factors, and trends
Segments covered	Technology, application, region
Regional scope	North America; Europe; Asia Pacific; Latin America; Middle East & Africa
Country scope	U.S.; Canada; Germany; U.K.; France; Italy; Spain; Japan; China; India; South Korea; Australia; Brazil; Mexico; South Africa; Saudi Arabia
Key companies profiled	AstraZeneca; Gilead Sciences, Inc.; CELGENE CORPORATION; Biogen; Abbott; Amgen Inc.; Novo Nordisk A/S; Merck & Co; Johnson & Johnson Services, Inc.; Novartis AG; Sanofi; F. Hoffmann-La Roche Ltd.; Pfizer, Inc.; Lonza
Customization scope	Free report customization (equivalent to up to 8 analysts working days) with purchase. Addition or alteration to country, regional & segment scope.
Pricing and purchase options	Avail customized purchase options to meet your exact research needs.

SEGMENTS COVERED IN THE REPORT

This report forecasts revenue growth at the global, regional, and country levels and provides an analysis of the latest industry trends and opportunities in each of the sub-segments from 2017 to 2028. For the purposes of this report, Grand View Research has segmented the global biotechnology market report based on technology, application, and region:

- **Technology Outlook (Revenue, USD Billion, 2017 - 2028)**
  - Nanobiotechnology
  - Tissue Engineering and Regeneration
  - DNA Sequencing
  - Cell-based Assays
  - Fermentation
  - PCR Technology
  - Chromatography
  - Others
- **Application Outlook (Revenue, USD Billion, 2017 - 2028)**
  - Health
  - Food & Agriculture
  - Natural Resources & Environment
  - Industrial Processing
  - Bioinformatics
  - Others

- **Regional Outlook (Revenue, USD Billion, 2017 - 2028)**

  - North America
    - U.S.
    - Canada

  - Europe
    - Germany
    - U.K.
    - France
    - Spain
    - Italy

  - Asia Pacific
    - China
    - Japan
    - India
    - South Korea
    - Australia

  - Latin America
    - Brazil
    - Mexico

  - Middle East & Africa
    - South Africa
    - Saudi Arabia

Source: https://www.grandviewresearch.com/industry-analysis/biotechnology-market

3.1 SWOT ANALYSIS

The SWOT analysis includes the Strengths and Weakness possessed by **STENERGY** and the Opportunities and Threats we face as challenges, as we go into day-to-day activities and business operations.

Strength

- Highly experienced, credible and determined owners.
- United and reputable management team.
- Competitive and affordable pricing system for easy and quick market penetration.
- Our unshakable plan to create a business model that will attract prospective clients.

Weakness

- Building a cycle of clients may take time.
- New Health & Wellness business in an area dominated by big Pharma.
- Recently approved pharmaceutical type 2 diabetes medications:
  - Trulicity – is a prescription medicine for adults with type 2 diabetes used along with diet and exercise to improve blood sugar. (Once a week injection)
  - Jardiance – is a prescription medicine used along with diet and exercise to lower blood sugar in adults with type 2 diabetes. (Once a day pill)
  - Rybelsus – is a prescription medicine indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes
  - Metformin – is a prescription medication that is always 1st on the list of doctors for prescribing for adults with type 2 diabetes

Opportunities

- Opportunity to operate our business that stands for uniqueness and exceptionality.

- Opportunity to offer natural health solutions.

- Opportunity to grow into an internationally known and trusted brand.

- Opportunity to run a profitable and successful business.

- Opportunity to secure a strong position in the industry.

Threats

- The possibility of business imitation.

- The need to grow rapidly over the next 3-5 years.

- One of the major threats that confronts businesses all over the world is economic downturn; when the economy is bad it affects consumers spending which in turn affects businesses negatively.

3.2 TARGET MARKET

STENERGY will focus its market activities on active people between the ages of 18-65, initially, in major cities like Los Angeles, San Francisco, New York, and Miami; with the goal of expanding worldwide.

3.3 PRICING STRATEGY

Our prices will be very fair compared to what our competitors charge in the industry. Our prices will depend on what we serve, and we also plan to incorporate revenue management applications into our pricing. Our estimated price is $19.99.

$6 million (300,000 bottles, 12,500 people buy 2 bottles per month, 90 count bottles, 6 capsules per day, 2 for each meal), and Cost per bottle: $8.10.

4.0 MARKETING AND STRATEGY

Our competitive advantages are the factors that differentiate the company from competitors. **STENERGY** will differentiate itself from the competitors with the following:

➢ High quality products with proven efficacy.

➢ Comfortable price point to allow anyone access to our product.

➢ Excellent customer service to ensure happy customer base.

➢ Patented nanotechnology for delivery of the active ingredient – Banaba Leaf Extract.

STENERGY will use these above factors to the company's advantage to achieve our set goals and become the best natural supplement distributors worldwide**.**

4.1 SOCIAL MEDIA STRATEGY

STENERGY has a verified business page on **TikTok** to create marketing content. Our goal is to post daily content relative to our message of Health & Wellness and to share said posts across all platforms of social media i.e., **Twitter, Instagram, Facebook.** We also have a **YouTube** channel.

4.2 PROMOTION STRATEGY

We will ensure that all our customers, to a reasonable degree, are satisfied with our natural products. We will also gather information from them in order to serve them better. This type of first-hand market research will prove invaluable in attracting more customers and retaining existing ones. Social Media includes all internet and mobile-based publishing technologies including websites, email, MMS, and SMS.

Examples of social media platforms which we will utilize include but are not limited to:

- Social networking sites (Facebook, Twitter, Instagram, and TikTok).

- Micro-blogging sites (Twitter).

- Blogs (including Company and personal blogs as well as comments).

- Video and photo sharing websites (YouTube).

- Forums and discussion boards (Google Groups, Yahoo! Groups).

- Online Encyclopedias (Wikipedia).

Our strategy is to grow the business by nurturing clients, differentiating the service from our competitors, particularly through service and solid business ethics. All criteria from customer satisfaction, service provision, and price competitiveness are to be looked at thoroughly in the initial stages as areas for improvement.

5.0 MANAGEMENT SUMMARY

The owners of **STENERGY** are **Samuel J. Butero** and **Leyla J. Butero,** a passionate and open-minded couple supported by a team of credible and committed individuals prepared to harness all their strength, availability, and professionalism to catapult the business to a greater height in conjunction with an outstanding team of employees.

Samuel J. Butero – Mr. Butero is a fourth-generation Italian farmer whose family grew cherries, peaches, and apricots in Cupertino, CA, for over 30 years. He graduated cum laude from the University of California at Davis in 1998 with a B.S. in Agricultural and Managerial Economics. While at UC Davis, he tutored graduate statistics and econometrics courses and helped develop Shazam Software for economic modeling with Dr. James Chalfant. Samuel began his professional career on Wall Street at Electronic Trading Group, trading both NYSE and NASDAQ equities and options, after which he worked for Titan Private Equity Group, a UCSF biotech incubator fund, as a Junior Analyst forming business plans for seed investments. In 2007, Samuel began working for a small US-based energy company, Osage Energy, as Chief Investment Officer, followed by International Capital Exchange, where he advised on developing trading strategies for a Japanese investment bank, Core-Pacific Yamaichi, and developed their trading desk in Hong Kong for equities, options, and ADRs. In 2012, Samuel co-founded Eden Capital and advised many public companies on capital-raising strategies, including a debt-financed $11 million acquisition in Texas in conjunction with Assurance Mezzanine. In 2016 he advised a large transportation and logistics company to further increase profitability and advised on potential capital strategies.

From 2017 through the present, he has been advising EastGate Biotech, a company developing an oral insulin treatment to prevent Type 2 diabetes, to increase market visibility and raise capital.

Leyla J. Butero – Mrs. Butero immigrated to the United States at the age of 10 and has managed numerous finance, technology, and real estate departments and firms, including CRM development and implementation, mortgage financing, and commercial and residential property management. Leyla ran her family's insurance brokerage for eight years, expanding the company from personal auto policies to include commercial lines, homeowners, and health insurance. Following the insurance business, Leyla transitioned into the mortgage business and eventually became a licensed real estate agent. In 2006, Leyla ventured into the telecom industry, working for an Exclusive Business Solution Partner for Sprint Wireless, first as a part-time receptionist and eventually promoted to Corporate Account Executive. During her almost five years tenure with True Wireless, she managed the corporate wireless accounts for companies such as Chiquita Brand Foods, Hussmann Ingersoll Rand, American Home Shields, just to name a few. Leyla currently manages all operations for Stenergy, working diligently to utilize her years of marketing and sales expertise to grow **STENERGY** both as a company and as a trusted brand in Health & Wellness.

STENERGY has an insatiable desire to create value by building upon its capabilities through collaboration and motivation, to act while providing support and guidance through the process to achieve greatness.

5.1 STEPS TO SUCCESS

We have ordered the master formulation and first 5,000 bottles from our manufacturer in Toronto, Canada. We have earmarked 1,000 bottles to send to influencers that we have identified as celebrities with weight struggles and diet issues or challenges with craving sweets. This includes mainly reality TV stars who we follow on Instagram. We also intend to utilize SEO marketing tools on Google and Facebook to generate a buzz in the industry. We also intend to take advantage of the Amazon Marketplace, when we are ready, to meet scaling and fulfillment demand. This way, as we scale, we have a product that fits small boxes, is lightweight, and we can utilize Amazon's massive distribution network to greatly minimize costs for delivery. As we continue to grow, we intend to produce a YouTube channel that highlights people's successes with the product, and maybe even people that struggle still with weight management. This will help form a real community that shares their weight management challenges and successes, essentially advertising our product via word of mouth, if you will. It is important to state; this is not a weight loss product but a health management supplement. Tangible results, ease of use, discretion, and the fact that GluCora™ is all-natural and approved by Health Canada, we see massive momentum building very quickly. Finally, the price point is incredibly attractive; therefore, early adoption should be economical for most people. We envision a discounted subscription model ultimately taking effect, making it even more feasible for more people.

6.0 FINANCIAL PLAN

The following section contains the financial information for **STENERGY.** Tables and charts show annual projections for the first five business years.

STARTUP ANALYSIS

Stenergy	
Startup Expense	
Capital Expenditure	**Costs**
Legal	$ 50,000
Advertising	$ 100,000
Insurance	$ 15,000
Merger	$ 300,000
Manufacturing	$ 100,000
Consulting	$ 85,000
Banaba Partnership	$ 300,000
Cash Reserve	$ 50,000
Total Investment	**$ 1,000,000**

Below is the financial overview showing the profitability of the business as the sales increases with little change in the cost. The profit is seen to increase with sales.

	Year 1	Year 2	Year 3	Year 4	Year 5
Total Revenue	$ 6,000,000	$ 9,000,000	$ 13,500,000	$ 20,250,000	$ 30,375,000
Total Expenses	$ 3,027,616	$ 4,298,663	$ 6,183,059	$ 8,985,259	$ 13,161,726
Net Profit	$ 2,799,472	$ 4,427,010	$ 6,890,217	$ 10,609,018	$ 16,213,511



PROFIT AND LOSS

The below table is the profit and loss projection for the first five business years. The sales are seen to increase each year, causing a considerable increase in the net profit too.

	Year 1	Year 2	Year 3	Year 4	Year 5
	$	$	$	$	$
Sales					
Selling Price	*19.99*	*19.99*	*19.99*	*19.99*	*19.99*
Number of Sales	*300,150*	*450,225*	*675,338*	*1,013,007*	*1,519,510*
Total Sales	**6,000,000**	**9,000,000**	**13,500,000**	**20,250,000**	**30,375,000**
Cost Per Sale	*8.10*	*8.10*	*8.10*	*8.10*	*8.10*
Total Cost of Sales	**2,431,216**	**3,646,823**	**5,470,235**	**8,205,353**	**12,308,029**
Gross Margin	3,568,784	5,353,177	8,029,765	12,044,647	18,066,971
Gross Margin %	59.48%	59.48%	59.48%	59.48%	59.48%
Operating Expenses					
Website	6,000	6,000	6,000	6,000	6,000
Phone	2,400	2,640	2,904	3,194	3,514
Advertising	300,000	330,000	363,000	399,300	439,230
Office Supply	12,000	13,200	14,520	15,972	17,569
Rent	24,000	24,000	24,000	24,000	24,000
Insurance	12,000	12,000	12,000	12,000	12,000
Salary	240,000	264,000	290,400	319,440	351,384
Total Operating Expenses	**596,400**	**651,840**	**712,824**	**779,906**	**853,697**

Operating Income	2,972,384	4,701,337	7,316,941	11,264,741	17,213,274
Operating Margin	49.54%	52.24%	54.20%	55.63%	56.67%
EBITDA	2,972,384	4,701,337	7,316,941	11,264,741	17,213,274
Depreciation & Amortization	2,000	4,000	6,000	8,000	10,000
Interest Expense	0	0	0	0	0
Tax Incurred	170,912	270,327	420,724	647,723	989,763
Net Profit	$ 2,799,472	$ 4,427,010	$ 6,890,217	$ 10,609,018	$ 16,213,511
Net Profit/Sales %	46.66%	49.19%	51.04%	52.39%	53.38%

From the above analysis, the business is projected to generate total revenue of **$6,000,000** in the first year of business activities. Every business always aspires to increase its sales. With the marketing strategy adopted, it is assumed that this will yield an increase in the subsequent years of business operations, thereby, causing the revenue for each year to increase too.

The volume of revenue influences the profit that will be made during the year, therefore revenue generated in the course of running the business results in an increase in profit made by the business after taking care of all expenses.

Chart: Profit and Loss



Below is cash flow statement projection for five years showing the movement of cash within for the business. The owner seeks $1,000,000 from investors (for a dividend of 20%) for the business funding.

	Year 1	Year 2	Year 3	Year 4	Year 5
	$	$	$	$	$
Cash From Operations					
Cash Sales	6,000,000	9,000,000	13,500,000	20,250,000	30,375,000
Subtotal Cash From Operations	6,000,000	9,000,000	13,500,000	20,250,000	30,375,000
Additional Cash Received					
Owner's Investment	-	0	0	0	0
Investors' Fund	1,000,000	0	0	0	0
New Long-term Liabilities	0	0	0	0	0
Sales of Other Current Assets	0	0	0	0	0
Sales of Long-term Assets	0	0	0	0	0
New Investment Received	0	0	0	0	0
Subtotal Cash Received	7,000,000	9,000,000	13,500,000	20,250,000	30,375,000

Expenditures	Year 1	Year 2	Year 3	Year 4	Year 5
Total Cost of Sales	2,431,216	3,646,823	5,470,235	8,205,353	12,308,029
Total Operating Expenses	596,400	651,840	712,824	779,906	853,697
Interest Expense	0	0	0	0	0
Tax Incurred	170,912	270,327	420,724	647,723	989,763
Subtotal Spent on Operations	3,198,528	4,568,990	6,603,783	9,632,982	14,151,489
Additional Cash Spent					
Other Liabilities Principal Repayment	0	0	0	0	0
Long-term Liabilities Principal Repayment	0	0	0	0	0
Startup Expenses	650,000	0	0	0	0
Purchase Long-term Assets	0	0	0	0	0
Investors Dividend	559,894	885,402	1,378,043	2,121,804	3,242,702
Owner's Drawing	0	0	0	0	0
Subtotal Cash Spent	**4,408,422**	**5,454,392**	**7,981,827**	**11,754,785**	**17,394,191**
Net Cash Flow	$ 2,591,578	$ 3,545,608	$ 5,518,173	$ 8,495,215	$ 12,980,809
Cash Balance	**$ 2,591,578**	**$ 6,137,186**	**$ 11,655,359**	**$ 20,150,574**	**$ 33,131,382**

Chart: Cash Flow



The graph above shows an upward movement of closing cash balance which indicates that there is an increase in cash balance at the end of every period.

Below is the financial forecast of the balance sheet for the business. The below table shows the steady growth in the net worth of the organization, this shows that the business is a very profitable one.

Table: Balance Sheet

	Starting Bal.	Year 1	Year 2	Year 3	Year 4	Year 5
	$	$	$	$	$	$
Assets						
Current Assets						
Cash	350,000	2,591,578	6,137,186	11,655,359	20,150,574	33,131,382
Other Current Assets	0	0	0	0	0	0
Total Current Assets	350,000	2,591,578	6,137,186	11,655,359	20,150,574	33,131,382
Long-term Assets						
Long-term Assets	10,000	10,000	10,000	10,000	10,000	10,000
Accumulated Depreciation	-	2,000	4,000	6,000	8,000	10,000
Total Long-term Assets	10,000	8,000	6,000	4,000	2,000	-
Total Assets	**360,000**	**2,599,578**	**6,143,186**	**11,659,359**	**20,152,574**	**33,131,382**
Liabilities and Capital						

Current Liabilities					
Accounts Payable	0	0	0	0	0	0
Tax Payable	0	0	0	0	0	0
Current Borrowing	0	0	0	0	0	0
Other Current Liabilities	0	0	0	0	0	0
Subtotal Current Liabilities	0	0	0	0	0	0
Long-term Liabilities	0	0	0	0	0	0
Total Liabilities	**0**	**0**	**0**	**0**	**0**	**0**
Paid-in Capital	0	0	0	0	0	0
Retained Earnings	0	2,799,472	7,226,482	14,116,699	24,725,717	40,939,228
Earning	**0**	**2,799,472**	**4,427,010**	**6,890,217**	**10,609,018**	**16,213,511**
Total Capital	360,000	2,599,578	6,143,186	11,659,359	20,152,574	33,131,382
Total Liabilities and Capital	**360,000**	**2,599,578**	**6,143,186**	**11,659,359**	**20,152,574**	**33,131,382**
Net Worth	**$ 360,000**	**$ 2,599,578**	**$ 6,143,186**	**$ 11,659,359**	**$ 20,152,574**	**$ 33,131,382**

Chart: Net Worth



Break-even is the point where the business neither makes profit nor loss. This means that at break-even, the business is only able to pay up its expenses both fixed and variable cost without any excess. The essence of break-even is to determine the number of sales that could lead to profitability

	Year 1	Year 2	Year 3	Year 4	Year 5
Fixed cost	$ 596,400	$ 651,840	$ 712,824	$ 779,906	$ 853,697
Variable Cost %	40.52%	40.52%	40.52%	40.52%	40.52%
Gross Margin %	59.48%	59.48%	59.48%	59.48%	59.48%
Break Even Income	$ 1,002,694	$ 1,095,903	$ 1,198,432	$ 1,311,214	$ 1,435,274
Revenue	$ 6,000,000	$ 9,000,000	$ 13,500,000	$ 20,250,000	$ 30,375,000

This means that there must be more than **$ 1,002,694** worth of sales yearly before any profit can be recorded. The above analysis can be seen in the below graph showing the breakeven income and revenue.

